Exhibit 99.1

Brookfield Infrastructure Partners L.P.

Interim Report Q1 2017

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

Brookfield Infrastructure Partners L.P. (the “partnership” and together with its subsidiary and operating entities “Brookfield Infrastructure”) owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry or other characteristics, tend to appreciate in value over time. Our current operations consist of utility, transport, energy and communications infrastructure businesses in North and South America, Asia Pacific and Europe.

Brookfield Asset Management Inc. (“Brookfield”) has an approximate 30% interest in Brookfield Infrastructure. Brookfield Infrastructure has appointed Brookfield as its Service Provider to provide certain management, administrative and advisory services, for a fee, under the Master Services Agreement.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of
US$ MILLIONS, UNAUDITED	Notes	March 31, 2017	December 31, 2016
Assets
Cash and cash equivalents	4	$1,323	$786
Financial assets	4	282	241
Accounts receivable and other	4	559	485
Inventory		72	101
Assets classified as held for sale		19	19

Current assets		2,255	1,632
Property, plant and equipment	5	8,905	8,656
Intangible assets	6	4,638	4,465
Investments in associates and joint ventures	7	4,844	4,727
Investment properties		156	154
Goodwill	3	530	502
Financial assets	4	723	900
Other assets		182	165
Deferred income tax assets		70	74

Total assets		$22,303	$21,275

Liabilities and Partnership Capital
Liabilities
Accounts payable and other	4	$734	$712
Corporate borrowings	4,8	299	295
Non-recourse borrowings	4,8	224	279
Financial liabilities	4	240	229

Current liabilities		1,497	1,515
Corporate borrowings	4,8	1,394	707
Non-recourse borrowings	4,8	7,199	7,045
Financial liabilities	4	172	152
Other liabilities		598	580
Deferred income tax liabilities		1,649	1,612
Preferred shares	4	20	20

Total liabilities		12,529	11,631

Partnership capital
Limited partners	11	4,488	4,611
General partner	11	27	27
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	11	1,805	1,860
Interest of others in operating subsidiaries		2,859	2,771
Preferred unitholders	11	595	375

Total partnership capital		9,774	9,644

Total liabilities and partnership capital		$22,303	$21,275

The accompanying notes are an integral part of the financial statements.

2    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF OPERATING RESULTS

		For the three-month period ended March 31
US$ MILLIONS, UNAUDITED	Notes	2017	2016
Revenues		$656	$454
Direct operating costs		(343)	(202)
General and administrative expenses		(51)	(37)
Depreciation and amortization expense	5,6	(120)	(100)

		142	115
Interest expense		(94)	(95)
Share of earnings from investments in associates and joint ventures	7	23	4
Mark-to-market on hedging items	4	(37)	8
Other income	3,4	24	55

Income before income tax		58	87
Income tax (expense) recovery
Current		(12)	(4)
Deferred		—	5

Net income		$46	$88

Attributable to:
Limited partners		$(8)	$41
General partner		28	20
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		(4)	17
Interest of others in operating subsidiaries		24	8
Preferred unitholders		6	2

Basic and diluted (loss) earnings per limited partner unit:	11	$(0.03)	$0.17

The accompanying notes are an integral part of the financial statements.

Q1 2017 INTERIM REPORT    3

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the three-month period ended March 31
US$ MILLIONS, UNAUDITED	Notes	2017	2016
Net income		$46	$88

Other comprehensive income(1):

Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		203	268
Cash flow hedge	4	5	74
Net investment hedge	4	(121)	(101)
Available-for-sale securities		—	26
Taxes on the above items		5	(13)
Investment in associates and joint ventures	7	(26)	(25)

Total other comprehensive income		66	229

Comprehensive income		$112	$317

Attributable to:
Limited partners		$(16)	$144
General partner		28	21
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		(8)	60
Interest of others in operating subsidiaries		102	90
Preferred unitholders		6	2

1.

None of the other comprehensive income earned by the partnership during the three-month periods ended March 31, 2017 and 2016 relates to items that will not be reclassified subsequently to profit or loss.

The accompanying notes are an integral part of the financial statements.

4    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners					General Partner				Non-Controlling Interest – Redeemable Partnership Units held by Brookfield
THREE MONTH PERIOD ENDED MARCH 31, 2017 US$ MILLIONS, UNAUDITED	Limited partners’ capital	(Deficit)	Ownership changes	Accumulated other comprehensive income(1)	Limited partners	General partner capital	Retained earnings	Accumulated other comprehensive income(1)	General partner	Redeemable units held by Brookfield	(Deficit)	Ownership changes	Accumulated other comprehensive income(1)	Non-controlling interest – Redeemable Partnership Units held by Brookfield	Non-controlling interest – in operating subsidiaries	Preferred Unitholders Capital	Total partners’ capital

Balance as at January 1, 2017	$4,215	$(483)	$143	$736	$4,611	$19	$1	$7	$27	$1,778	$(215)	$(34)	$331	$1,860	$2,771	$375	$9,644

Net (loss) income	—	(8)	—	—	(8)	—	28	—	28	—	(4)	—	—	(4)	24	6	46
Other comprehensive (loss) income	—	—	—	(8)	(8)	—	—	—	—	—	—	—	(4)	(4)	78	—	66

Comprehensive income	—	(8)	—	(8)	(16)	—	28	—	28	—	(4)	—	(4)	(8)	102	6	112
Unit issuance	6	—	—	—	6	—	—	—	—	—	—	—	—	—	—	—	6
Partnership distributions(2)	—	(113)	—	—	(113)	—	(28)	—	(28)	—	(47)	—	—	(47)	—	(6)	(194)
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(14)	—	(14)
Preferred unit issuance(3)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	220	220

Balance as at March 31, 2017	$4,221	$(604)	$143	$728	$4,488	$19	$1	$7	$27	$1,778	$(266)	$(34)	$327	$1,805	$2,859	$595	$9,774

1. Refer to Note 13 Accumulated Other Comprehensive Income. 2. Refer to Note 12 Distributions. 3. Refer to Note 11 Partnership Capital.

	Limited Partners					General Partner				Non-Controlling Interest – Redeemable Partnership Units held by Brookfield
THREE MONTH PERIOD ENDED MARCH 31, 2016 US$ MILLIONS, UNAUDITED	Limited partners’ capital	(Deficit)	Ownership changes	Accumulated other comprehensive income(1)	Limited partners	General partner capital	Retained earnings	Accumulated other comprehensive income(1)	General partner	Redeemable units held by Brookfield	(Deficit)	Ownership changes	Accumulated other comprehensive income(1)	Non-controlling interest – Redeemable Partnership Units held by Brookfield	Non-controlling interest – in operating subsidiaries	Preferred Unitholders Capital	Total partners’ capital
Balance as at January 1, 2016	$3,716	$(559)	$126	$555	$3,838	$19	$—	$4	$23	$1,528	$(245)	$(19)	$254	$1,518	$1,608	$189	$7,176

Net income	—	41	—	—	41	—	20	—	20	—	17	—	—	17	8	2	88
Other comprehensive income	—	—	—	103	103	—	—	1	1	—	—	—	43	43	82	—	229

Comprehensive income	—	41	—	103	144	—	20	1	21	—	17	—	43	60	90	2	317
Unit issuance	3	—	—	—	3	—	—	—	—	—	—	—	—	—	—	—	3
Partnership distributions(2)	—	(93)	—	—	(93)	—	(20)	—	(20)	—	(38)	—	—	(38)	—	(2)	(153)
Acquisition of subsidiaries(3)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	64	—	64
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(16)	—	(16)

Balance as at March 31, 2016	$3,719	$(611)	$126	$658	$3,892	$19	$—	$5	$24	$1,528	$(266)	$(19)	$297	$1,540	$1,746	$189	$7,391

1.	Refer to Note 13 Accumulated Other Comprehensive Income.
2.	Refer to Note 12 Distributions.
3.	Refer to Note 3 Acquisition of Businesses.

The accompanying notes are an integral part of the financial statements.

Q1 2017 INTERIM REPORT    5

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three-month period ended March 31,
US$ MILLIONS, UNAUDITED	Notes	2017	2016
Operating Activities
Net income		$46	$88
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	7	(5)	13
Depreciation and amortization expense	5,6	120	100
Mark-to-market on hedging items, provisions and other	4	21	(16)
Deferred tax recovery		—	(5)
Changes in non-cash working capital, net		(4)	(18)

Cash from operating activities		178	162

Investing Activities
Acquisition of subsidiaries, net of cash acquired	3	—	(35)
Investments in associates and joint ventures	7	(49)	(2)
Purchase of long lived assets	5,6	(175)	(163)
Disposal of long lived assets	5,6	41	—
Purchase of financial assets		(143)	(35)
Sale of financial assets and other		47	17
Net settlement of foreign exchange hedging items		(30)	50

Cash used by investing activities		(309)	(168)

Financing Activities
Distributions to general partner	12	(28)	(20)
Distributions to other unitholders	12	(166)	(133)
Subsidiary distributions to non-controlling interest		(14)	(16)
Capital provided by non-controlling interest	3	—	64
Proceeds from corporate borrowings	8	228	—
Proceeds from corporate credit facility	8	461	489
Repayment of corporate credit facility	8	(6)	(337)
Proceeds from subsidiary borrowings	8	16	68
Repayment of subsidiary borrowings	8	(57)	(33)
Repayment of other financing activities		—	(38)
Preferred units issued	11	220	—
Partnership units issued, net of issuance costs	11	6	3

Cash from financing activities		660	47

Cash and cash equivalents
Change during the period		529	41
Impact of foreign exchange on cash		8	8
Balance, beginning of period		786	199

Balance, end of period		$1,323	$248

The accompanying notes are an integral part of the financial statements.

6    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO THE UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Brookfield Infrastructure Partners L.P. (our “partnership” or “Brookfield Infrastructure”) owns and operates utility, transport, energy and communications infrastructure businesses in North and South America, Europe and the Asia Pacific region. Our partnership was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 17, 2007, as amended and restated. Our partnership is a subsidiary of Brookfield Asset Management Inc. (“Brookfield”). Our partnership’s units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols “BIP” and “BIP.UN”, respectively. Our cumulative Class A preferred limited partnership units, Series 1, Series 3, Series 5 and Series 7 are listed on the Toronto Stock Exchange under the symbols “BIP.PR.A”, “BIP.PR.B”, “BIP.PR.C” and “BIP.PR.D”, respectively. Our partnership’s registered office is 73 Front Street, Hamilton, HM12, Bermuda.

In these notes to the interim condensed and consolidated financial statements, references to “units” are to the limited partnership units in our partnership other than the preferred units, references to our “preferred units” are to preferred limited partnership units in our partnership and references to our “unitholders” and “preferred unitholders” are to the holders of our units and preferred units, respectively. References to “Series 5 Preferred Units” and “Series 7 Preferred Units” are to cumulative Class A preferred limited partnership units, Series 5, and cumulative Class A preferred limited partnership units, Series 7, in our partnership, respectively.

On September 14, 2016, we completed a three-for-two split of our units by way of a subdivision of units (the “Unit Split”), whereby unitholders received an additional one-half of a unit for each unit held, resulting in the issuance of approximately 115 million additional units. Our preferred units were not affected by the Unit Split. All historical per unit disclosures have been adjusted to effect for the change in units due to the Unit Split.

2. SUMMARY OF ACCOUNTING POLICIES

a) Statement of compliance

These interim condensed and consolidated financial statements of the partnership and its subsidiaries (together “Brookfield Infrastructure”) have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies Brookfield Infrastructure applied in its consolidated financial statements as of and for the year ended December 31, 2016. The accounting policies the partnership applied in its annual consolidated financial statements as of and for the year ended December 31, 2016 are disclosed in Note 3 of such financial statements, with which reference should be made in reading these interim condensed and consolidated financial statements.

These interim condensed and consolidated financial statements were authorized for issuance by the Board of Directors of the partnership on May 9, 2017.

b) Recently adopted accounting standard amendments

Brookfield Infrastructure applied, for the first time, certain amendments to Standards applicable to Brookfield Infrastructure that became effective January 1, 2017. The impact of adopting these amendments on the partnership’s accounting policies and disclosures are as follows:

IAS 7 Statement of Cash Flows (“IAS 7”)

In January 2016, the IASB issued amendments to IAS 7, effective for annual periods beginning January 1, 2017. The IASB requires that the following changes in liabilities arising from financing activities are disclosed (to the extent necessary): (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair values; and (v) other changes. Amendments to IAS 7 were applied prospectively, Brookfield Infrastructure’s 2017 annual financial statements disclosures will reflect this amendment.

Q1 2017 INTERIM REPORT    7

c) Standards issued but not yet adopted

IFRS 15 Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15, Revenue from Contracts with Customers specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The Standard also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The Standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts and a number of revenue-related interpretations. IFRS 15 applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied for periods beginning on or after January 1, 2018 with early application permitted. An entity may adopt the Standard on a fully retrospective basis or on a modified retrospective basis. The partnership has a global team in place to evaluate the financial statements and the administrative impact of IFRS, including the method of initial adoption. The partnership has commenced the issue identification phase of the transition project and expects to commence impact assessment in the second quarter. Additionally, we continued to monitor international developments in the standard as a component of our impact evaluation.

IFRS 9 Financial Instruments (“IFRS 9”)

In July 2014, the IASB issued the final publication of the IFRS 9 standard, superseding the current IAS 39, Financial Instruments: Recognition and Measurement standard. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with an entity’s risk management activities. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018, with early adoption permitted. The partnership has a global team in place to evaluate the financial statements and the administrative impact of IFRS 9 on its consolidated financial statements.

IFRS 16 Leases (“IFRS 16”)

The International Accounting Standards Board has published a new standard, IFRS 16. The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, Leases and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied. Brookfield Infrastructure is currently evaluating the impact of IFRS 16 on its consolidated financial statements.

d) Amendments and Interpretations, not yet adopted

IFRIC 22 Foreign Currency Transactions (“IFRIC 22”)

In December 2016, the IASB issued IFRIC 22, effective for annual periods beginning January 1, 2018. The interpretation clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. The interpretation may be applied either retrospectively or prospectively. Brookfield Infrastructure is currently evaluating the impact of the IFRIC 22 interpretation on its consolidated financial statements, including the adoption method.

8    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

3. ACQUISITION OF BUSINESSES

a) Acquisition of Australian ports business

On August 18, 2016, Brookfield Infrastructure, alongside institutional partners and a Brookfield-sponsored infrastructure fund, and Qube Holdings Limited, along with its institutional partners, acquired all of the shares of Asciano Limited. As part of this transaction, Brookfield Infrastructure tendered its 20% interest in Asciano acquired in the fourth quarter of 2015. As a result of tendering its interest in Asciano Limited, a gain of $123 million was recorded in Other income on the Consolidated Statements of Operating Results during the third quarter of 2016, representing the reclassification of available for sale mark-to-market gains of $44 million and foreign exchange gains of $79 million to net income from accumulated other comprehensive income.

Concurrently, Brookfield Infrastructure acquired an effective 27% interest in Linx Cargo Care through a Brookfield-sponsored infrastructure fund and other members of the Brookfield Consortium for total consideration of $145 million, comprising of $13 million in cash and a portion of our partnership’s previously existing interest in shares of Asciano Limited with an acquisition date fair value of $132 million (Brookfield Consortium total consideration of $63 million cash and $442 million in fair value of shares, funded through our partnership). Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective August 18, 2016. Acquisition costs of $17 million were recorded as Other expenses within the Consolidated Statements of Operating Results in the third quarter of 2016.

Consideration transferred

US$ MILLIONS
Cash	$13
Common shares of Asciano Limited	132

Total consideration	$145

Fair value of assets and liabilities acquired as of August 18, 2016:

US$ MILLIONS
Cash and cash equivalents	$12
Accounts receivable and other(1)	232
Assets classified as held for sale(2)	115
Property, plant and equipment	225
Intangible assets	69
Goodwill(1)	214
Liabilities directly associated with assets classified as held for sale(2)	(58)
Deferred income tax and other liabilities(1)	(123)
Non-recourse borrowings	(181)

Net assets acquired before non-controlling interest	505
Non-controlling interest(3)	(360)

Net assets acquired	$145

1.

The fair values of accounts receivable, goodwill, and deferred income tax and other liabilities for this operation have been determined on a provisional basis, pending finalization of the determination of the fair values of the acquired net assets.

2.

$115 million of equity accounted investments and $58 million of non-recourse borrowings relate to a non-core business acquired as part of the acquisition of the Australian ports business which was sold in the fourth quarter of 2016. The net proceeds recorded approximated the carrying value of the business and therefore no gain or loss on disposition was recorded.

3.	Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.

The additional goodwill recorded on acquisition primarily represents expected growth arising from the business’ position as an incumbent in a fragmented bulk port services industry. None of the goodwill recognized is expected to be deductible for income tax purposes.

Q1 2017 INTERIM REPORT    9

b) Acquisition of North American gas storage business

On July 19, 2016, Brookfield Infrastructure expanded its gas storage business as it acquired an effective 40% interest in Niska Gas Storage (“Niska”) for consideration of $227 million through a Brookfield-sponsored infrastructure fund. The consideration is comprised of $141 million of Niska senior notes currently owned by Brookfield Infrastructure, $19 million of a working capital credit facility provided to Niska by Brookfield Infrastructure prior to the acquisition date, and cash of $67 million(1). Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective July 19, 2016. Acquisition costs of $11 million were recorded as Other expenses within the Consolidated Statements of Operating Results in the third quarter of 2016.

Consideration transferred

US$ MILLIONS
Cash	$67
Senior notes(2)	141
Working capital credit facility	19

Total consideration	$227

1.	The total consideration through the Brookfield-sponsored partnership includes $170 million cash, $357 million in fair value of the Senior notes and $48 million of a working capital facility.
2.

On the date of acquisition of the North American gas storage operation, Brookfield Infrastructure held a pre-existing interest in the Senior notes of $117 million, representing the original cost of $104 million and $13 million of income recorded as Other income on the Consolidated Statements of Operating Results in prior periods. On the acquisition date, Brookfield Infrastructure recorded an additional $24 million of Other income on the Consolidated Statements of Operating Results associated with the recycling of accumulated mark-to-market gains on revaluation of the Senior notes.

Fair value of assets and liabilities acquired as of July 19, 2016:

US$ MILLIONS
Cash and cash equivalents	$15
Accounts receivable and other	99
Inventory	39
Property, plant and equipment	825
Goodwill	82
Deferred income tax and other liabilities	(148)
Non-recourse borrowings	(337)

Net assets acquired before non-controlling interest	575
Non-controlling interest(1)	(348)

Net assets acquired	$227

1.	Non-controlling interest represents the interest not acquired by Brookfield Infrastructure and was measured at fair value on the acquisition date.

Upon acquisition of the North American gas storage business by Brookfield Infrastructure, a deferred tax liability of $82 million was recorded. The deferred income tax liability arose because tax bases of the net assets acquired were lower than their fair values. The inclusion of this liability in the net book value of the acquired business gave rise to goodwill of $82 million, which is recoverable so long as the tax circumstances that gave rise to the goodwill do not change. To date, no such changes have occurred. None of the goodwill recognized is deductible for income tax purposes.

c) Acquisition of Peruvian toll road business

On June 28, 2016, Brookfield Infrastructure expanded its toll road business to Peru as it acquired an effective 17% interest in Rutas de Lima S.A.C. (“Rutas”), through a Brookfield-sponsored infrastructure fund, for total consideration of $127 million, comprised of $118 million of cash (total of $400 million funded through a Brookfield-sponsored infrastructure fund) and an amount payable of $9 million (fund total of $30 million). Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective June 28, 2016. Acquisition costs of less than $1 million were recorded as Other expenses within the Consolidated Statements of Operating Results in the second quarter of 2016.

10    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Consideration transferred

US$ MILLIONS
Cash	$118
Consideration payable(1)	9

Total consideration	$127

Fair value of assets and liabilities acquired as of June 28, 2016:

US$ MILLIONS
Cash and cash equivalents(2)	$115
Accounts receivable and other	121
Property, plant and equipment	6
Intangible assets(3)	973
Goodwill	139
Deferred income tax and other liabilities	(160)
Non-recourse borrowings	(441)

Net assets acquired before non-controlling interest	753
Non-controlling interest(4)	(626)

Net assets acquired	$127

1.

The purchase price is payable in a series of four payments, one on the date of acquisition as well as three equal payments made 18 months, 27 months and 36 months subsequent to this date and consequently an amount payable of $9 million is recorded as a financial liability within the Consolidated Statements of Financial Position as at March 31, 2017.

2.	Includes $114 million of restricted cash primarily related to toll road construction obligations.
3.

Represents a 30 year Peruvian toll road service concession agreement expiring in January 2043. The agreement obligates Rutas to maintain the toll roads to an acceptable standard in exchange for the ability to charge regulated tariffs to the users of the toll road.

4.	Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.

Upon acquisition of the Peruvian toll road business by Brookfield Infrastructure, a deferred tax liability of $139 million was recorded. The deferred income tax liability arose because tax bases of the net assets acquired were lower than their fair values. The inclusion of this liability in the net book value of the acquired business gave rise to goodwill of $139 million, which is recoverable so long as the tax circumstances that gave rise to the goodwill do not change. To date, no such changes have occurred. None of the goodwill recognized is deductible for income tax purposes.

d) Acquisition of Indian toll road business

On March 1, 2016, Brookfield Infrastructure expanded its toll road operations through the acquisition of a 40% effective interest in an Indian toll road business (BIF India Holdings Pte Ltd) from Gammon Infrastructure Projects Limited for consideration of $42 million through a Brookfield-sponsored infrastructure fund. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective March 1, 2016. Acquisition costs of $2 million were recorded as Other expenses within the Consolidated Statements of Operating Results in the first quarter of 2016.

Consideration transferred

US$ MILLIONS
Cash	$42

Total consideration	$42

Q1 2017 INTERIM REPORT    11

Fair value of assets and liabilities acquired as of March 1, 2016:

US$ MILLIONS
Accounts receivable and other	$38
Property, plant and equipment	7
Financial assets	142
Intangible assets	147
Deferred income tax assets	10
Accounts payable and other	(38)
Non-recourse borrowings	(202)

Net assets acquired before non-controlling interest	104
Non-controlling interest(1)	(62)

Net assets acquired	$42

1.

Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date which is equal to the consideration paid by the non-controlling interest.

Upon acquisition of the Indian toll road business by Brookfield Infrastructure, a deferred tax asset of $10 million was recorded. The deferred tax assets relate to tax loss carry forwards and are recognized based on management’s best estimate that it is probable that there will be sufficient taxable income against which to utilize the benefits of these tax losses.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates such as bid and ask prices, as appropriate for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analyses, using observable market inputs.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, Brookfield Infrastructure looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. The fair value of interest rate swap contracts which form part of financing arrangements is calculated by way of discounted cash flows using market interest rates and applicable credit spreads.

Classification of Financial Instruments

Financial instruments classified as fair value through profit or loss are carried at fair value on the Interim Condensed and Consolidated Statements of Financial Position. Changes in the fair values of financial instruments classified as fair value through profit or loss are recognized in profit or loss. Mark-to-market adjustments on hedging items for those in an effective hedging relationship and changes in the fair value of available-for-sale securities are recognized in other comprehensive income.

12    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Carrying Value and Fair Value of Financial Instruments

The following table provides the allocation of financial instruments and their associated financial instrument classifications as at March 31, 2017:

US$ MILLIONS Financial Instrument Classification	FVTPL	Available-for-sale securities	Loans and Receivables/ Other Liabilities
MEASUREMENT BASIS	(Fair Value)	(Fair Value through OCI)	(Amortized Cost)	Total
Financial assets
Cash and cash equivalents	$—	$—	$1,323	$1,323
Accounts receivable and other	—	—	559	559
Financial assets (current and non-current)(1)	673	11	219	903
Marketable securities	—	102	—	102

Total	$673	$113	$2,101	$2,887

Financial liabilities
Corporate borrowings	$—	$—	$1,693	$1,693
Non-recourse borrowings (current and non-current)	—	—	7,423	7,423
Accounts payable and other	—	—	734	734
Preferred shares(2)	—	—	20	20
Financial liabilities (current and non-current)(1)	412	—	—	412

Total	$412	$—	$9,870	$10,282

1.	Derivative instruments which are elected for hedge accounting totaling $550 million are included in financial assets and $201 million of derivative instruments are included in financial liabilities.
2.	$20 million of preferred shares issued to wholly-owned subsidiaries of Brookfield.

The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2016:

US$ MILLIONS Financial Instrument Classification	FVTPL	Available-for-sale securities	Loans and Receivables/ Other Liabilities
MEASUREMENT BASIS	(Fair Value)	(Fair Value through OCI)	(Amortized Cost)	Total
Financial assets
Cash and cash equivalents	$—	$—	$786	$786
Accounts receivable and other	—	—	485	485
Financial assets (current and non-current)(1)	893	12	233	1,138
Marketable securities	—	3	—	3

Total	$893	$15	$1,504	$2,412

Financial liabilities
Corporate borrowings	$—	$—	$1,002	$1,002
Non-recourse borrowings (current and non-current)	—	—	7,324	7,324
Accounts payable and other	—	—	712	712
Preferred shares(2)	—	—	20	20
Financial liabilities (current and non-current)(1)	381	—	—	381

Total	$381	$—	$9,058	$9,439

1.	Derivative instruments which are elected for hedge accounting totaling $722 million are included in financial assets and $185 million of derivative instruments are included in financial liabilities.
2.	$20 million of preferred shares issued to wholly-owned subsidiaries of Brookfield.

Q1 2017 INTERIM REPORT    13

The following table provides the carrying values and fair values of financial instruments as at March 31, 2017 and December 31, 2016:

	March 31, 2017		December 31, 2016
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$1,323	$1,323	$786	$786
Accounts receivable and other	559	559	485	485
Financial assets (current and non-current)	903	903	1,138	1,138
Marketable securities	102	102	3	3

Total	$2,887	$2,887	$2,412	$2,412

Financial liabilities
Corporate borrowings(1)	$1,693	$1,728	$1,002	$1,023
Non-recourse borrowings(2)	7,423	7,581	7,324	7,478
Accounts payable and other (current and non-current)	734	734	712	712
Preferred shares(3)	20	20	20	20
Financial liabilities (current and non-current)	412	412	381	381

Total	$10,282	$10,475	$9,439	$9,614

1.	Corporate borrowings are classified under level 1 of the fair value hierarchy; quoted prices in an active market are available.
2.

Non-recourse borrowings are classified under level 2 of the fair value hierarchy with the exception of certain borrowings at the U.K. port operation which are classified under level 1. For level 2 fair values, future cash flows are estimated based on observable forward interest rates at the end of the reporting period.

3.	$20 million of preferred shares issued to wholly-owned subsidiaries of Brookfield.

Hedging Activities

Brookfield Infrastructure uses derivatives and non-derivative financial instruments to manage or maintain exposures to interest and currency risks. For certain derivatives which are used to manage exposures, Brookfield Infrastructure determines whether hedge accounting can be applied. When hedge accounting can be applied, a hedge relationship can be designated as a fair value hedge, cash flow hedge or a hedge of foreign currency exposure of a net investment in a foreign operation with a functional currency other than the U.S. dollar. To qualify for hedge accounting the derivative must be highly effective in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the derivative is not highly effective as a hedge, hedge accounting is discontinued prospectively.

Cash Flow Hedges

Brookfield Infrastructure uses interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability and highly probably forecasted issuances of debt. The settlement dates coincide with the dates on which the interest is payable on the underlying debt, and the amount accumulated in equity is reclassified to profit or loss over the period that the floating rate interest payments on debt affect profit or loss. For the three months ended March 31, 2017, pre-tax net unrealized gains of $5 million (2016: gains of $74 million) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As of March 31, 2017, there was a net derivative asset balance of $372 million relating to derivative contracts designated as cash flow hedges (December 31, 2016: $464 million asset).

Net Investment Hedges

Brookfield Infrastructure uses foreign exchange contracts and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations having a functional currency other than the U.S. dollar. For the three months ended March 31, 2017, unrealized net losses of $91 million (2016: losses of $109 million) were recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. Further, Brookfield Infrastructure recognized a $30 million loss (2016: gain of $8 million) in other comprehensive income relating to the net settlement of foreign exchange contracts in the period. As of March 31, 2017, there was a net unrealized derivative liability balance of $23 million relating to derivative contracts designated as net investment hedges (December 31, 2016: net unrealized derivative asset balance of $73 million).

14    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Fair Value Hierarchical Levels—Financial Instruments

Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities, and are as follows:

•	Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

•

Level 2 – Inputs other than quoted prices included in Level 1 are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life. Fair valued assets and liabilities that are included in this category are primarily certain derivative contracts and other financial assets carried at fair value in an inactive market.

•

Level 3 – Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to determining the estimate. Fair valued assets and liabilities that are included in this category are interest rate swap contracts, derivative contracts, certain equity securities carried at fair value which are not traded in an active market and the non-controlling interest’s share of net assets of limited life funds.

The fair value of our partnership’s financial assets and financial liabilities are measured at fair value on a recurring basis. The following table summarizes the valuation techniques and significant inputs for Brookfield Infrastructure’s financial assets and financial liabilities:

US$ MILLIONS	Fair value hierarchy	March 31, 2017	December 31, 2016
Marketable securities	Level 1(1)	$102	$3
Foreign currency forward contracts	Level 2(2)
Financial asset		$311	$210
Financial liability		91	48
Interest rate swaps & other	Level 2(2)
Financial asset		$330	$653
Financial liability		275	287
Other contracts	Level 3(3)
Financial asset		$43	$42
Financial liability		46	46

1.	Valuation technique: Quoted bid prices in an active market.
2.

Valuation technique: Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects our credit risk and the credit risk of various counterparties.

3.

Valuation technique: Discounted cash flow. Future cash flows primarily driven by freight volumes and the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates.

Assets and liabilities measured at fair value on a recurring basis include $786 million (2016: $908 million) of financial assets and $412 million (2016: $381 million) of financial liabilities which are measured at fair value using valuation inputs based on management’s best estimates.

During the three months ended March 31, 2017, no transfers were made between level 1 and 2 or level 2 and 3. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input.

	March 31, 2017			December 31, 2016
US$ MILLIONS	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Marketable securities	$102	$—	$—	$3	$—	$—
Financial assets (current and non-current)	—	641	43	—	863	42

Financial liabilities
Financial liabilities (current and non-current)	$—	$366	$46	$—	$335	$46

Q1 2017 INTERIM REPORT    15

5. PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Utility Assets	Transport Assets	Energy Assets	Total Assets
Gross Carrying Amount:

Balance at January 1, 2016	$2,945	$2,150	$1,457	$6,552
Additions, net of disposals	399	76	89	564
Non-cash (disposals) additions	(31)	3	—	(28)
Acquisitions through business combinations	—	242	825	1,067
Net foreign currency exchange differences	(418)	(109)	9	(518)

Balance at December 31, 2016	$2,895	$2,362	$2,380	$7,637

Additions, net of disposals	39	15	27	81
Non-cash disposals	(2)	(4)	(1)	(7)
Net foreign currency exchange differences	57	125	23	205

Balance at March 31, 2017	$2,989	$2,498	$2,429	$7,916

Accumulated depreciation:

Balance at January 1, 2016	$(291)	$(418)	$(159)	$(868)
Depreciation expense	(128)	(127)	(99)	(354)
Non-cash disposals	—	4	—	4
Net foreign currency exchange differences	36	24	—	60

Balance at December 31, 2016	$(383)	$(517)	$(258)	$(1,158)

Depreciation expense	(26)	(34)	(29)	(89)
Disposals	15	11	—	26
Net foreign currency exchange differences	(10)	(27)	(3)	(40)

Balance at March 31, 2017	$(404)	$(567)	$(290)	$(1,261)

Accumulated fair value adjustments:

Balance at January 1, 2016	$945	$777	$226	$1,948
Fair value adjustments	185	25	125	335
Net foreign currency exchange differences	(87)	(20)	1	(106)

Balance at December 31, 2016	$1,043	$782	$352	$2,177

Net foreign currency exchange differences	27	43	3	73

Balance at March 31, 2017	$1,070	$825	$355	$2,250

Net book value:
December 31, 2016	$3,555	$2,627	$2,474	$8,656

March 31, 2017	$3,655	$2,756	$2,494	$8,905

16    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

6. INTANGIBLE ASSETS

	As of
US$ MILLIONS	March 31, 2017	December 31, 2016
Cost	$4,945	$4,732
Accumulated amortization	(307)	(267)

Total	$4,638	$4,465

Intangible assets are allocated to the following cash generating units:

	As of
US$ MILLIONS	March 31, 2017	December 31, 2016
Australian regulated terminal	$1,922	$1,817
Peruvian toll roads	1,105	1,049
Chilean toll roads	1,062	1,054
U.K. port operation	268	265
Indian toll roads	139	136
Other(1)	142	144

Total	$4,638	$4,465

1.	Other intangibles are comprised of customer contracts at our Australian ports operations and order books at our U.K. regulated distribution operation.

The following table presents the change in the cost balance of intangible assets:

US$ MILLIONS	For the three-month period ended March 31, 2017
Cost at beginning of the period	$4,732
Additions, net of disposals	26
Foreign currency translation	187

Balance at March 31, 2017	$4,945

The following table presents the accumulated amortization for Brookfield Infrastructure’s intangible assets:

US$ MILLIONS	For the three-month period ended March 31, 2017
Accumulated amortization at beginning of the period	$(267)
Disposals	1
Amortization	(31)
Foreign currency translation	(10)

Balance at March 31, 2017	$(307)

Q1 2017 INTERIM REPORT    17

7. INVESTMENT IN ASSOCIATES AND JOINT VENTURES

The following table represents the change in the balance of investments in associates and joint ventures:

US$ MILLIONS	For the three-month period ended March 31, 2017	For the 12 month period ended December 31, 2016
Balance at beginning of period	$4,727	$2,973
Share of earnings for the period(1)	23	248
Foreign currency translation and other	89	219
Share of other reserves for the period—OCI	(26)	225
Distributions	(18)	(46)
Acquisitions(1),(2),(3)	49	1,108

Ending Balance	$4,844	$4,727

1.

In May 2016, Brookfield Infrastructure, alongside an institutional investor and a partner in the business, executed a privatization of the Brazilian toll road operation. The privatization resulted in our partnership’s ownership interest increasing from 40% to 48% in exchange for cash consideration of $73 million. Subsequent to the privatization, Brookfield Infrastructure, alongside an institutional partner, injected $394 million into the Brazilian toll road operation for growth capital expenditure requirements and to repay maturing debt, increasing our partnership’s ownership interest from 48% to 49%.

2.	In April 2016, Brookfield Infrastructure and its partner in its North American natural gas transmission operation each injected $312 million into the business to pay down operating level debt.
3.

In August 2016, Brookfield Infrastructure expanded its ports operations in Australia as it acquired an effective 13% interest in PTH No 1 Pty Ltd (“Patrick”) through a Brookfield-sponsored infrastructure fund, alongside institutional partners, for total consideration of $202 million. The Brookfield Consortium maintains 50% of the voting rights of Patrick in a joint venture with Qube Holdings Limited, along with its institutional partners. Brookfield Infrastructure has joint control through its position in the business. Accordingly, Brookfield Infrastructure equity accounts for the entity.

The following table represents the carrying value of the partnership’s investments in associates and joint ventures:

	As of
US$ MILLIONS	March 31, 2017	December 31, 2016
Brazilian toll road operation	$1,598	$1,505
North American natural gas transmission operation	813	806
South American transmission operation	708	699
European telecommunications infrastructure operation	543	536
Brazilian rail operation	386	376
Australian ports operation	184	181
Other associates(1)	612	624

Ending Balance	$4,844	$4,727

1.

Other includes our partnership’s Texas electricity transmission project, Brazil electricity transmission operation, European port operation, North American west coast container terminal, U.S. gas storage operation and other investments in associates and joint ventures held through consolidated subsidiaries.

The following table summarizes the aggregate balances of investments in associates on a 100% basis:

	As of
US$ MILLIONS	March 31, 2017	December 31, 2016
Financial position:
Total assets	$36,504	$35,434
Total liabilities	(19,690)	(19,069)

Net assets	$16,814	$16,365

	For the three-month period ended March 31
US$ MILLIONS	2017	2016
Financial performance:
Total revenue	$1,445	$1,070
Total income for the period	59	34
Brookfield Infrastructure’s share of net income	$23	$4

18    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

8. BORROWINGS

a) Corporate Borrowings

Brookfield Infrastructure has a $1.975 billion senior unsecured revolving credit facility used for general working capital including acquisitions. The $1.975 billion is available on a revolving basis for the full term of the facility. All amounts outstanding under this facility will be repayable on June 30, 2021. All obligations of Brookfield Infrastructure under the facility are guaranteed by our partnership. Loans under this facility accrue interest at a floating rate based on LIBOR plus 1.20%. Brookfield Infrastructure is required to pay an unused commitment fee under the facility of 18 basis points per annum. As at March 31, 2017, draws on the credit facility were $455 million (2016: $nil) and $44 million of letters of credit were issued (2016: $46 million).

	Maturity	Annual Rate	Currency	As of
				March 31, 2017	December 31, 2016
Corporate revolving credit facility	June 30, 2021	LIBOR plus 1.2%	US$	$455	$—
Medium-term notes(1):
Public - Canadian	October 10, 2017	3.5%	C$	299	295
Public - Canadian	October 30, 2018	3.0%	C$	94	93
Public - Canadian	October 30, 2020	3.5%	C$	282	279
Public - Canadian	March 11, 2022	3.5%	C$	338	335
Public - Canadian	February 22, 2024	3.3%	C$	225	—

Total				$1,693	$1,002

(1)	See Note 10, Subsidiary Public Issuers for further details.

On February 22, 2017, Brookfield Infrastructure Finance ULC, a wholly-owned subsidiary of our partnership, issued C$300 million of medium-term notes maturing February 22, 2024 with a coupon of 3.3%, which was swapped into U.S. dollars on a matched maturity basis at an all-in rate of 4.1%.

On April 17, 2017, Brookfield Infrastructure Finance ULC, a wholly owned subsidiary of our partnership, issued a further C$400 million of medium-term notes maturing February 22, 2024 with a coupon of 3.3%, which was swapped into U.S. dollars on a matched maturity basis at an all-in rate of 4.0%.

The strengthening of the Canadian dollar against the U.S. dollar resulted in an increase in corporate borrowings of $8 million from December 31, 2016.

b)	Non-Recourse Borrowings

	As of
US$ MILLIONS	March 31, 2017	December 31, 2016
Current	$224	$279
Non-current	7,199	7,045

Total	$7,423	$7,324

Current non-recourse borrowings decreased by $55 million mainly due to repayment of the credit facility at our North American gas storage business. Non-recourse borrowings increased by $99 million due to a $140 million increase of foreign denominated debt balances, partially offset by net repayments of $41 million.

Q1 2017 INTERIM REPORT    19

9. SEGMENT INFORMATION

IFRS 8, Operating Segments, requires operating segments to be determined based on information that is regularly reviewed by the Executive Management and the Board of Directors for the purpose of allocating resources to the segment and to assessing its performance. Key measures used by the Chief Operating Decision Maker (“CODM”) in assessing performance and in making resource allocation decisions are funds from operations (“FFO”) and earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”), which enable the determination of return on the equity deployed. FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. Adjusted EBITDA is calculated as net income excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses.

	Total attributable to Brookfield Infrastructure
FOR THE THREE MONTHS ENDED MARCH 31, 2017 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Other	Total	Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials(1)
Revenues	$176	$375	$142	$39	$—	$732	$(380)	$304	$656
Costs attributed to revenues	(48)	(210)	(56)	(17)	—	(331)	191	(203)	(343)
General and administrative costs	—	—	—	—	(51)	(51)	—	—	(51)

Adjusted EBITDA	128	165	86	22	(51)	350	(189)	101
Other income (expense)	1	(3)	3	—	20	21	6	—	27
Interest expense	(29)	(39)	(27)	(3)	(12)	(110)	49	(33)	(94)

FFO	100	123	62	19	(43)	261	(134)	68
Depreciation and amortization	(32)	(76)	(33)	(17)	—	(158)	88	(50)	(120)
Deferred taxes	(6)	5	(5)	2	1	(3)	2	1	—
Mark-to-market on hedging items and other	(16)	(21)	(7)	(1)	(39)	(84)	21	11	(52)
Share of earnings from associates	—	—	—	—	—	—	23	—	23
Net income attributable to non-controlling interest and preferred unitholders	—	—	—	—	—	—	—	(30)	(30)

Net income (loss) attributable to partnership(2)	$46	$31	$17	$3	$(81)	$16	$—	$—	$16

	Total attributable to Brookfield Infrastructure
FOR THE THREE MONTHS ENDED MARCH 31, 2016 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Other	Total	Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials(1)
Revenues	$165	$269	$126	$43	$—	$603	$(293)	$144	$454
Costs attributed to revenues	(31)	(137)	(54)	(22)	—	(244)	146	(104)	(202)
General and administrative costs	—	—	—	—	(37)	(37)	—	—	(37)

Adjusted EBITDA	134	132	72	21	(37)	322	(147)	40
Other income (expense)	1	(4)	1	—	29	27	2	2	31
Interest expense	(35)	(34)	(33)	(2)	(11)	(115)	47	(27)	(95)

FFO	100	94	40	19	(19)	234	(98)	15
Depreciation and amortization	(38)	(54)	(29)	(19)	—	(140)	75	(35)	(100)
Deferred taxes	(6)	2	3	2	1	2	(2)	5	5
Mark-to-market on hedging items and other	(13)	(13)	(4)	—	12	(18)	21	25	28
Share of earnings from associates	—	—	—	—	—	—	4	—	4
Net income attributable to non-controlling interest and preferred unitholders	—	—	—	—	—	—	—	(10)	(10)

Net income (loss) attributable to partnership(2)	$43	$29	$10	$2	$(6)	$78	$—	$—	$78

1.

The above table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods under IFRS. The above table reconciles Brookfield Infrastructure’s proportionate results to our partnership’s Consolidated Statements of Operating Results on a line by line basis by aggregating the components comprising the earnings from our partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests.

2.	Includes net income (loss) attributable to non-controlling interests—Redeemable Partnership Units held by Brookfield, general partner and limited partners.

20    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Segment assets

For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, attributable to each segment.

The following is an analysis of Brookfield Infrastructure’s assets by reportable operating segment for the periods under review:

	Total Attributable to Brookfield Infrastructure
AS OF MARCH 31, 2017 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Corporate & Other	Brookfield Infrastructure	Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials(1)
Total assets	$4,715	$6,378	$3,010	$939	$(809)	$14,233	$(2,913)	$6,627	$4,356	$22,303

	Total Attributable to Brookfield Infrastructure
AS OF DECEMBER 31, 2016 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Corporate & Other	Brookfield Infrastructure	Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials(1)
Total assets	$4,605	$6,160	$3,032	$933	$(510)	$14,220	$(2,996)	$6,496	$3,555	$21,275

1.

The above table provides each segment’s assets in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations using consolidation and the equity method whereby our partnership either controls or exercises significant influence over the investment respectively. The above table reconciles Brookfield Infrastructure’s proportionate assets to total assets presented on our partnership’s Consolidated Statements of Financial Position by removing net liabilities contained within investments in associates and joint ventures and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.

10. SUBSIDIARY PUBLIC ISSUERS

An indenture dated as of October 10, 2012 between certain wholly-owned subsidiaries of our partnership, Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Pty Ltd and Brookfield Infrastructure Finance Limited (collectively, the ‘‘Debt Issuers’’ together with Brookfield Infrastructure Preferred Equity Inc. the ‘‘Issuers’’), and Computershare Trust Company of Canada, as supplemented and amended from time to time (‘‘Indenture’’) provides for the distribution of one or more series of unsecured debentures or notes of the Debt Issuers. The Debt Issuers may offer and sell these instruments in one or more issuances in the aggregate, of up to C$2 billion (or the equivalent in other currencies).

On April 17, 2017, the Debt Issuers issued C$400 million of medium-term notes under the Indenture maturing February 22, 2024 in the Canadian bond market with a coupon of 3.3%, which was swapped into U.S. dollars on a matched maturity basis at an all-in rate of 4.0%.

On February 22, 2017, the Debt Issuers issued C$300 million of medium-term notes under the Indenture maturing February 22, 2024 in the Canadian bond market with a coupon of 3.3%, which was swapped into U.S. dollars on a matched maturity basis at an all-in rate of 4.1%.

On October 30, 2015, the Debt Issuers issued C$500 million of medium-term notes under the Indenture in the Canadian bond market in two tranches: C$125 million of three year notes maturing October 30, 2018 with a coupon of 3.0%; and C$375 million of five year notes maturing October 30, 2020 with a coupon of 3.5%. The three-year and five-year bonds were swapped into U.S. dollars on a matched maturity basis at an all-in rate of 3.8%.

On March 11, 2015, the Debt Issuers issued C$450 million of medium-term notes under the Indenture maturing March 11, 2022 in the Canadian bond market with a coupon of 3.5%, which was swapped into U.S. dollars on a matched maturity basis at an all-in rate of 3.9%.

On October 10, 2012, the Debt Issuers issued C$400 million of medium-term notes under the Indenture maturing October 10, 2017 in the Canadian bond market with a coupon of 3.5%, which was swapped into U.S. dollars on a matched maturity basis at an all-in rate of 2.7%.

These notes are unconditionally guaranteed by our partnership and its subsidiaries, the Holding LP, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and BIP Bermuda Holdings I Limited and, in the case of the notes issued in October 2012, Brookfield Infrastructure LLC.

Q1 2017 INTERIM REPORT    21

The following tables set forth consolidated summary financial information for our partnership and the Issuers:

FOR THE THREE MONTHS ENDED MARCH 31, 2017 US$ MILLIONS	Our partnership(1)	The Issuers	Subsidiaries of our partnership other than the Issuers(2)	Consolidating adjustments(3)	Our partnership consolidated
Revenues	$—	$—	$—	$656	$656
Net (loss) income attributable to partnership(4)	(8)	—	16	8	16

FOR THE THREE MONTHS ENDED MARCH 31, 2016
Revenues	$—	$—	$—	$454	$454
Net income (loss) attributable to partnership(4)	41	—	78	(41)	78

AS OF MARCH 31, 2017
Current assets	$—	$305	$—	$1,950	$2,255
Non-current assets	5,034	—	5,305	9,709	20,048
Current liabilities	—	306	—	1,191	1,497
Non-current liabilities	—	939	—	10,093	11,032
Non-controlling interests – Redeemable Partnership Units held by Brookfield	—	—	—	1,805	1,805
Non-controlling interests – in operating subsidiaries	—	—	—	2,859	2,859
Preferred unitholders	—	—	—	595	595

AS OF DECEMBER 31, 2016
Current assets	$—	$3	$—	$1,629	$1,632
Non-current assets	4,937	297	5,248	9,161	19,643
Current liabilities	—	5	—	1,510	1,515
Non-current liabilities	—	1,004	—	9,112	10,116
Non-controlling interests – Redeemable Partnership Units held by Brookfield	—	—	—	1,860	1,860
Non-controlling interests – in operating subsidiaries	—	—	—	2,771	2,771
Preferred unitholders	—	—	—	375	375

1.	Includes investments in all subsidiaries of our partnership under the equity method.
2.

Includes investments in all subsidiaries of the Holding LP, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIP Bermuda Holdings I Limited and Brookfield Infrastructure LLC under the equity method except for Brookfield Infrastructure US Holdings I Corporation’s investment in Brookfield Infrastructure LLC, which is presented on a combined basis as Brookfield Infrastructure LLC is a guarantor of the medium term notes issued in October 2012. For the three months ended March 31, 2017 and 2016, the presentation of Brookfield Infrastructure US Holdings I Corporation’s investment in Brookfield Infrastructure LLC on a combined basis was equivalent to its presentation under the equity method.

3.	Includes elimination of intercompany transactions and balances necessary to present our partnership on a consolidated basis.
4.	Includes net income (loss) attributable to non-controlling interest—Redeemable Partnership Units held by Brookfield, general partner and limited partners.

22    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

11. PARTNERSHIP CAPITAL

As at March 31, 2017, our partnership’s capital structure was comprised of three classes of partnership units: limited partnership units, preferred units and general partnership units. Units entitle the holder to their proportionate share of distributions. Preferred units entitle the holder to cumulative preferential cash distributions in accordance with their terms. General partnership units entitle the holder the right to govern the financial and operating policies of our partnership. The Holding LP’s capital structure is composed of four classes of partnership units: Special Limited Partner Units, Holding LP Class A Preferred Units, Managing General Partner Units and Redeemable Partnership Units held by Brookfield.

On September 14, 2016, our partnership completed a three-for-two split of its units by way of a subdivision of units, whereby unitholders received an additional one-half of a unit for each unit held, resulting in the issuance of approximately 115 million additional units. Any fractional units otherwise issuable to registered holders as a result of the Unit Split were rounded up to the nearest whole unit. Our preferred units were not affected by the Unit Split. The Managing General Partner Units, Special Limited Partner Units and Redeemable Partnership Units of the Holding LP were concurrently split to reflect the Unit Split.

(a) Special and Limited Partnership Capital

	Special Limited Partner Units		Limited Partnership Units		Total
UNITS MILLIONS	As of and for the three months ended Mar. 31, 2017	As of and for the 12 months ended Dec. 31, 2016	As of and for the three months ended Mar. 31, 2017	As of and for the 12 months ended Dec. 31, 2016	As of and for the three months ended Mar. 31, 2017	As of and for the 12 months ended Dec. 31, 2016
Opening balance	1.6	1.6	259.4	243.2	261.0	244.8
Issued for cash	—	—	0.2	16.4	0.2	16.4
Repurchased and cancelled	—	—	—	(0.2)	—	(0.2)

Ending balance	1.6	1.6	259.6	259.4	261.2	261.0

The weighted average number of general partner units outstanding for the three months ended March 31, 2017 was 1.6 million (2016: 1.6 million). The weighted average number of limited partnership units outstanding for the three months ended March 31, 2017 was 259.5 million (2016: 243.2 million).

	Special Limited Partner		Limited Partners		Total
US$ MILLIONS	As of and for the three months ended Mar. 31, 2017	As of and for the 12 months ended Dec. 31, 2016	As of and for the three months ended Mar. 31, 2017	As of and for the 12 months ended Dec. 31, 2016	As of and for the three months ended Mar. 31, 2017	As of and for the 12 months ended Dec. 31, 2016
Opening balance	$19	$19	$4,215	$3,716	$4,234	$3,735
Unit issuance	—	—	6	505	6	505
Repurchased and cancelled	—	—	—	(6)	—	(6)

Ending balance	$19	$19	$4,221	$4,215	$4,240	$4,234

In December 2016, Brookfield Infrastructure issued 15.6 million units at $32 per unit under shelf registrations in the U.S. and Canada. In total, $500 million of gross proceeds were raised through the issuance and $20 million in equity issuance costs were incurred.

In June 2010, we implemented a distribution reinvestment plan (the “Plan”) that allows eligible holders of our partnership to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the New York Stock Exchange for the five trading days immediately preceding the relevant distribution date. During the three months ended March 31, 2017, our partnership issued less than 1 million units for proceeds of $6 million (2016: less than 1 million units for proceeds of $3 million) under the Plan.

Q1 2017 INTERIM REPORT    23

(b) Non-controlling interest – Redeemable Partnership Units held by Brookfield

	Non-controlling interest – Redeemable Partnership Units held by Brookfield
UNITS MILLIONS	As of and for the three months ended Mar. 31, 2017	As of and for the 12 months ended Dec. 31, 2016
Opening balance	108.4	100.3
Issued for cash	—	8.1

Ending balance	108.4	108.4

The weighted average number of Redeemable Partnership Units outstanding for the three months ended March 31, 2017 was 108.4 million (2016: 100.3 million).

	Non-controlling interest – Redeemable Partnership Units held by Brookfield
US$ MILLIONS	As of and for the three months ended Mar. 31, 2017	As of and for the 12 months ended Dec. 31, 2016
Opening balance	$1,778	$1,528
Unit issuance	—	250

Ending balance	$1,778	$1,778

In December 2016, Brookfield Infrastructure issued 8.1 million Redeemable Partnership Units to Brookfield for proceeds of $250 million.

c) Preferred Unitholders’ Capital

	Preferred Units
UNITS MILLIONS	As of and for the three months ended Mar. 31, 2017	As of and for the 12 months ended Dec. 31, 2016
Opening balance	20.0	10.0
Issued for cash	12.0	10.0

Ending balance	32.0	20.0

	Preferred Units
US$ MILLIONS	As of and for the three months ended Mar. 31, 2017	As of and for the 12 months ended Dec. 31, 2016
Opening balance	$375	$189
Unit issuance	220	186

Ending balance	$595	$375

In January 2017, Brookfield Infrastructure issued 12 million Series 7 Preferred Units, at C$25 per unit with a quarterly fixed distribution at a rate of 5.00% annually for the initial period ending March 31, 2022. In total, C$300 million or $225 million of gross proceeds were raised and $5 million in issuance costs were incurred.

In August 2016, Brookfield Infrastructure issued 10 million Series 5 Preferred Units at C$25 per unit with a quarterly fixed distribution at a rate of 5.35% annually for the initial period ending September 30, 2021. In total, C$250 million or $190 million of gross proceeds were raised and $4 million in issuance costs were incurred.

24    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

12. DISTRIBUTIONS

For the three months ended March 31, 2017, distributions to partnership unitholders were $160 million or $0.435 per partnership unit (2016: $132 million or $0.38 per partnership unit).

Additionally, incentive distributions were made to an affiliate of Brookfield, in its capacity as the general partner of the Holding LP, in the amount of $28 million for the three months ended March 31, 2017 (2016: $19 million).

For the three months ended March 31, 2017, the partnership declared distributions of $6 million or $0.24 per preferred unit on a prorated basis (2016: $2 million or $0.24 per preferred unit).

13. ACCUMULATED OTHER COMPREHENSIVE INCOME

a) Attributable to Limited Partners

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available for sale	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2017	$957	$(891)	$ 215	$(130)	$(4)	$(30)	$619	$736
Other comprehensive income (loss)	—	86	(85)	9	—	—	(18)	(8)

Balance at March 31, 2017	$957	$(805)	$ 130	$(121)	$(4)	$(30)	$601	$728

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available for sale	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2016	$1,042	$(889)	$ 99	$(140)	$(9)	$(13)	$465	$555
Other comprehensive income (loss)	—	140	(72)	43	11	(1)	(18)	103

Balance at March 31, 2016	$1,042	$(749)	$ 27	$(97)	$2	$(14)	$447	$658

b) Attributable to General Partner
US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available for sale	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2017	$7	$(5)	$ 3	$(1)	$—	$—	$3	$7
Other comprehensive income	—	—	—	—	—	—	—	—

Balance at March 31, 2017	$7	$(5)	$ 3	$(1)	$—	$—	$3	$7

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available for sale	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2016	$7	$(5)	$ 1	$(1)	$—	$—	$2	$4
Other comprehensive income	—	1	—	—	—	—	—	1

Balance at March 31, 2016	$7	$(4)	$ 1	$(1)	$—	$—	$2	$5

Q1 2017 INTERIM REPORT    25

c) Attributable to Non-controlling interest – Redeemable Partnership Units held by Brookfield

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available for sale	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2017	$417	$(365)	$ 88	$(58)	$(3)	$(9)	$261	$331
Other comprehensive income (loss)	—	36	(36)	4	—	—	(8)	(4)

Balance at March 31, 2017	$417	$(329)	$ 52	$(54)	$(3)	$(9)	$253	$327

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available for sale	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2016	$447	$(358)	$ 38	$(61)	$(4)	$(2)	$194	$254
Other comprehensive income (loss)	—	57	(29)	18	4	—	(7)	43

Balance at March 31, 2016	$447	$(301)	$ 9	$(43)	$—	$(2)	$187	$297

14. RELATED PARTY TRANSACTIONS

In the normal course of operations, Brookfield Infrastructure entered into the transactions below with related parties. The immediate parent of Brookfield Infrastructure is our partnership. The ultimate parent of Brookfield Infrastructure is Brookfield. Other related parties of Brookfield Infrastructure represent its subsidiary and operating entities.

a) Transactions with the immediate parent

Throughout the year, the General Partner, in its capacity as our partnership’s general partner, incurs director fees, a portion of which are charged at cost to our partnership in accordance with the limited partnership agreement. Less than $1 million in director fees were incurred during the three months ended March 31, 2017 (2016: less than $1 million).

b) Transactions with other related parties

Since inception, Brookfield Infrastructure has had a management agreement (the “Master Services Agreement”) with its external service providers (the “Service Provider”), which are wholly-owned subsidiaries of Brookfield.

Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee, referred to as the Base Management Fee, to the Service Provider equal to 0.3125% per quarter (1.25% annually) of the market value of our partnership. The Base Management Fee was $48 million for the three months ended March 31, 2017 (2016: $35 million).

For purposes of calculating the Base Management Fee, the market value of our partnership is equal to the aggregate value of all the outstanding units of our partnership (assuming full conversion of Brookfield’s Redeemable Partnership Units in the Holdings LP into units of our partnership), preferred units and securities of the other Service Recipients (as defined in Brookfield Infrastructure’s Master Services Agreement) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities.

Brookfield Infrastructure, from time to time, will place funds on deposit with Brookfield. As at March 31, 2017, Brookfield Infrastructure’s deposit balance with Brookfield was $8 million (December 31, 2016: $255 million) and earned interest of $1 million for the three months ended March 31, 2017 (2016: less than $1 million).

Brookfield Infrastructure’s North American district energy operation provides heating and cooling services and leases office space on market terms with subsidiaries of Brookfield Office Properties Inc. The North American district energy operation also utilizes consulting and engineering services provided by a wholly-owned subsidiary of Brookfield on market terms. For the three months ended March 31, 2017, revenues of $2 million were generated (2016: less than $1 million) and expenses of less than $1 million were incurred (2016: less than $1 million).

Brookfield Infrastructure utilizes a wholly owned subsidiary of Brookfield to negotiate and purchase insurance and assess the adequacy of insurance on behalf of our partnership and certain subsidiaries. During the three months ended March 31, 2017, Brookfield Infrastructure paid less than $1 million for these services (2016: less than $1 million).

26    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

15. SUBSEQUENT EVENTS

a) Acquisition of Nova Transportadora do Sudeste S.A. (“NTS”)

On April 4, 2017, Brookfield Infrastructure, alongside institutional partners and a Brookfield-sponsored infrastructure fund    (the “consortium”), acquired an effective 28% interest in Nova Transportadora do Sudeste S.A. (“NTS”), a South American Natural Gas Transmission Utility business, for total consideration of $1.6 billion (consortium total of $5.1 billion). The consideration consists of $1.3 billion in cash (consortium total of $4.2 billion) and deferred consideration of $0.3 billion (consortium total of $1.0 billion) payable five years from the close of the transaction. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure will consolidate the entity effective April 4, 2017. At the date of the acquisition, Brookfield Infrastructure recognized $7.7 billion of total assets, primarily related to intangible assets and property, plant and equipment and $2.4 billion of total liabilities. Non-controlling interest reflecting the fair value of the portion of the business not acquired by Brookfield Infrastructure of $4.0 billion was also recognized. Acquisition costs of $8 million will be recorded within Other expenses in the interim condensed and Consolidated Statements of Operating Results during 2017.

Due to the recent closing of the acquisition, the complete valuation and initial purchase price accounting for the business combination is not available as at the date of issuance of these interim condensed and consolidated financial statements. As a result, the partnership has not provided amounts recognized as at the acquisition date for certain classes of assets acquired and liabilities assumed.

Q1 2017 INTERIM REPORT    27

MANAGEMENT’S DISCUSSION AND ANALYSIS

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

INTRODUCTION

The following Management’s Discussion and Analysis (“MD&A”) is the responsibility of management of Brookfield Infrastructure Partners L.P. (the “partnership” collectively with its subsidiary and operating entities “Brookfield Infrastructure”). This MD&A is dated May 9, 2017, and has been approved by the Board of Directors of the general partner of the partnership for issuance as of that date. The Board of Directors carries out its responsibility for review of this document principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication, approves this document, pursuant to the authority delegated to it by the Board of Directors. The terms “Brookfield Infrastructure,” “we,” “us” and “our” refer to Brookfield Infrastructure Partners L.P., and the partnership’s direct and indirect subsidiaries as a group. This MD&A should be read in conjunction with Brookfield Infrastructure Partners L.P.’s most recently issued annual and interim financial statements. Additional information, including Brookfield Infrastructure’s Form 20-F, is available on its website at www.brookfieldinfrastructure.com, on SEDAR’s website at www.sedar.com and on EDGAR’s website at www.sec.gov/edgar.shtml.

Business Overview

Brookfield Infrastructure owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Our current operations consist of utility, transport, energy and communications infrastructure businesses in North and South America, Asia Pacific and Europe. Our mission is to own and operate a globally diversified portfolio of high quality infrastructure assets that will generate sustainable and growing distributions over the long term for our unitholders. To accomplish this objective, we will seek to leverage our operating segments to acquire infrastructure assets and actively manage them to extract additional value following our initial investment. An integral part of our strategy is to participate with institutional investors in Brookfield Asset Management Inc. (“Brookfield”) sponsored partnerships that target acquisitions that suit our profile. We will focus on partnerships in which Brookfield has sufficient influence or control to deploy an operations-oriented approach.

Performance Targets and Key Measures

We target a total return of 12% to 15% per annum on the infrastructure assets that we own, measured over the long term. We intend to generate this return from the in-place cash flows from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions. If we are successful in growing our funds from operations (“FFO”) per unit, we will be able to increase distributions to unitholders. Furthermore, the increase in our FFO per unit should result in capital appreciation (see “Reconciliation of Non-IFRS Financial Measures” on page 49 for more details). We also measure the growth of FFO per unit, which we believe is a proxy for our ability to increase distributions. In addition, we have performance measures that track the key value drivers for each of our operating segments. See “Segmented Disclosures” on page 32 for more detail.

Distribution Policy

Our objective is to pay a distribution that is sustainable on a long-term basis while retaining sufficient liquidity within our operations to fund recurring growth capital expenditures, debt repayments and general corporate requirements. We currently believe that a payout of 60% to 70% of our FFO is appropriate.

In light of the current strong prospects for our business, the Board of Directors of our general partner approved an 11% increase in our quarterly distribution to $0.435 per unit, which started with the distribution paid in March 2017. This increase reflects the forecasted contribution from our recently commissioned capital projects, as well as the expected cash yield on acquisitions that we closed in the past year. Since the spin-off, we have increased our quarterly distribution from $0.18 per unit to $0.435 per unit, a compound annual growth rate of 12%. We target 5% to 9% annual distribution growth in light of the per unit FFO growth we foresee in our operations. All historical per unit figures have been adjusted to effect for the change in units due to the three-for-two unit split completed during September 2016.

Basis of Presentation

Our unaudited interim condensed and consolidated financial statements are prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies Brookfield Infrastructure applied in its consolidated financial statements as of and for the year ended December 31, 2016. Our unaudited interim condensed and consolidated financial statements include the accounts of Brookfield Infrastructure and the entities over which it has control. Brookfield Infrastructure accounts for investments over which it exercises significant influence, but does not control, using the equity method.

28 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Our partnership’s equity interests include units held by public unitholders and redeemable partnership units (“Redeemable Partnership Units”) held by Brookfield. Our units and the Redeemable Partnership Units have the same economic attributes in all respects, except that the Redeemable Partnership Units provide Brookfield the right to request that its units be redeemed for cash consideration. In the event that Brookfield exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with our units, rather than cash, on a one-for-one basis. As a result, Brookfield, as holder of Redeemable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of our partnership. However, given the redeemable feature referenced above, we present the Redeemable Partnership Units as a component of non-controlling interests.

When we discuss the results of our operating segments, we present Brookfield Infrastructure’s proportionate share of results for operations accounted for using consolidation and the equity method, in order to demonstrate the impact of key value drivers of each of these operating segments on the partnership’s overall performance. As a result, segment revenues, costs attributable to revenues, other income, interest expense, depreciation and amortization, deferred taxes, fair value adjustments and other items will differ from results presented in accordance with IFRS as they (1) include Brookfield Infrastructure’s proportionate share of earnings from investments in associates and joint ventures attributable to each of the above noted items, and (2) exclude the share of earnings (losses) of consolidated investments not held by Brookfield Infrastructure apportioned to each of the above noted items. However, net income for each segment is consistent with results presented in accordance with IFRS. See “Reconciliation of Operating Segments” on page 52 for a reconciliation of segment results to the partnership’s statement of operating results in accordance with IFRS.

Our presentation currency and functional currency is the U.S. dollar, and has been throughout each of the last nine years. There were no changes in accounting policies that have had a material impact on the comparability of the results between financial years since the adoption of IFRS.

OUR OPERATIONS

We own a portfolio of infrastructure assets that are diversified by sector and by geography. We have a stable cash flow profile with approximately 90% of our Adjusted EBITDA supported by regulated or contracted revenues. In order to assist our unitholders and preferred unitholders in evaluating our performance and assessing our value, we group our businesses into operating segments based on similarities in their underlying economic drivers.

Our operating segments are summarized below:

Operating Segment	Asset Type	Primary Location
Utilities
Regulated or contractual businesses which earn a return on their asset base	• Regulated Distribution	• Europe & South America
	• Electricity Transmission	• North & South America
	• Regulated Terminal	• Asia Pacific

Transport
Provide transportation for freight, bulk commodities and passengers	• Rail	• Asia Pacific & South America
	• Toll Roads	• South America & Asia Pacific
	• Ports	• Europe, North America & Asia Pacific

Energy
Provide energy transmission, distribution and storage services	• Energy Transmission, Distribution & Storage • District Energy	• North America
• North America & Asia Pacific

Communications Infrastructure
Provide essential services and critical infrastructure to the broadcasting and telecom sectors	• Tower Infrastructure Operations	• Europe

On April 4, 2017, Brookfield Infrastructure completed the previously announced acquisition of an effective 28% ownership interest in Nova Transportadora do Sudeste S.A. (“NTS”) from Petroleo Brasileiro S.A. (“Petrobras”) through a Brookfield-led consortium, for total consideration of $1.6 billion. This operation generates stable, inflation-linked cash flows underpinned by long-term contracts. Commencing in the second quarter, NTS will be presented within the Transmission operating group in our Utilities segment.

Q1 2017 INTERIM REPORT 29

REVIEW OF CONSOLIDATED FINANCIAL RESULTS

In this section we review our consolidated performance and financial position as of March 31, 2017 and December 31, 2016 and for the three months ended March 31, 2017 and 2016. Further details on the key drivers of our operations and financial position are contained within the “Segmented Disclosures” section on page 32.

	For the three-month period ended March 31
US$ MILLIONS, EXCEPT PER UNIT INFORMATION	2017	2016
Summary Statements of Operating Results
Revenues	$656	$454
Direct operating costs	(343)	(202)
General and administrative expenses	(51)	(37)
Depreciation and amortization expense	(120)	(100)
Interest expense	(94)	(95)
Share of earnings from investments in associates and joint ventures	23	4
Mark-to-market on hedging items	(37)	8
Other income	24	55
Income tax (expense) recovery	(12)	1
Net income	46	88
Net income attributable to our partnership(1)	16	78
Net (loss) income per limited partnership unit	$(0.03)	$0.17

1.	Includes net income attributable to non-controlling interests—Redeemable Partnership Units held by Brookfield, general partner and limited partners.

For the three months ended March 31, 2017 we reported net income of $46 million, of which $16 million is attributable to our partnership. This is compared to net income of $88 million in the prior year three month period, of which $78 million was attributable to our partnership.

Revenues for the three months ended March 31, 2017 were $656 million, an increase of $202 million compared to the same period in 2016. Our utilities segment contributed additional revenue of $18 million due to inflation-indexation and various growth initiatives primarily at our U.K. regulated distribution operation. Our transport operations contributed an additional $172 million of revenue, primarily due to inflationary tariff increases, higher volumes at our Chilean toll roads and the contribution from the recently completed acquisitions of toll roads in India and Peru as well as an Australian ports business. Organic growth initiatives within our district energy business and the expansion of our North American gas storage business contributed incremental revenue of $55 million. These items were partially offset by the $3 million impact of foreign exchange, the $10 million impact of a rate reset at our Australian regulated terminal operation, and a $30 million decrease due to the sale of our European energy distribution and Ontario electricity transmission businesses in May 2016 and October 2016, respectively.

Direct operating expenses for the three months ended March 31, 2017 were $343 million, which represents an increase of $141 million compared to the three months ended March 31, 2016. The current period includes $153 million of incremental costs related to recently completed acquisitions and $5 million of incremental costs resulting from the expansion of our systems through our aforementioned organic growth initiatives, offset by a $17 million decline associated with our capital recycling initiatives over the last 12 months.

General and administrative expenses totaled $51 million for the three months ended March 31, 2017, an increase of $14 million compared to the same period in 2016. This line item primarily consists of the Base Management Fee that is paid to Brookfield, which is equal to 1.25% per annum of the partnership’s market value plus our preferred units and recourse net debt. The Base Management Fee increased from prior year due to the issuance of medium-term notes and preferred units over the last 12 months to fund investments and a higher unit price.

Depreciation and amortization expense for the three months ended March 31, 2017 was $120 million, an increase of $20 million versus the prior year. Depreciation and amortization expense increased due to higher asset values resulting from our annual revaluation process, capital expenditures and acquisitions completed over the past year.

30 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Earnings from investments in associates and joint ventures were $23 million for the three months ended March 31, 2017, representing an increase of $19 million from the first quarter of 2016. The increase is predominantly associated with organic growth initiatives within our North American natural gas transmission operations, inflationary tariff increases and our increased ownership in our Brazilian toll road operations which, in combination, contributed incremental earnings of $13 million. The current period also benefitted from contributions of $2 million from the acquisition of our Australian ports operations and $4 million due to foreign exchange.

Mark-to-market losses on hedging items for the three months ended March 31, 2017 were $37 million compared to a gain of $8 million for the three months ended March 31, 2016. Both the current and comparative periods consist primarily of revaluation gains relating to foreign exchange hedging activities at the corporate level.

Other income for the first quarter of 2017 totaled $24 million compared to $55 million for the same period in 2016. Other income includes interest income, dividend income and realized gains or losses on financial assets. The comparative period included a $27 million break-fee and a $13 million dividend associated with our previously held toe-hold interest in Asciano Limited.

Income tax expense for the three months ended March 31, 2017 was $12 million compared to a recovery of $1 million for the three months ended March 31, 2016 due to acquisitions that occurred throughout 2016 as well as an increase in taxable income generated by our operations.

US$ MILLIONS Summary Statements of Financial Position Key Metrics	As of
	March 31, 2017	December 31, 2016
Cash and cash equivalents	$1,323	$786
Total assets	22,303	21,275
Corporate borrowings	1,693	1,002
Non-recourse borrowings	7,423	7,324
Limited Partners’ capital	4,488	4,611
General Partner capital	27	27
Non-controlling interest – Redeemable Partnership Units held by Brookfield	1,805	1,860
Non-controlling interest – in operating subsidiaries	2,859	2,771
Preferred unitholders	595	375

Total assets were $22,303 million at March 31, 2017, compared to $21,275 million at December 31, 2016, an increase of $1,028 million or 5%. The increase is primarily due to a $676 million increase in cash on hand and financial assets in anticipation of our April 4th acquisition of NTS and a $579 million impact of foreign exchange from the appreciation of most foreign currencies in which we operate against the U.S. dollar. These increases were partially offset by a $227 million decline due to mark-to-market movements on financial assets.

Corporate borrowings increased to $1,693 million at March 31, 2017, compared to $1,002 million at December 31, 2016. The increase is due to incremental draws, net of repayments, on our corporate credit facility of $455 million, the issuance of $228 million of medium-term notes and an $8 million increase in our Canadian dollar denominated corporate debt due to the strengthening of the Canadian dollar against the U.S. dollar during the first quarter.

Non-recourse borrowings increased by $99 million to $7,423 million at March 31, 2017 from $7,324 million at December 31, 2016. The increase is attributable to a $140 million increase of debt balances denominated in foreign currencies due to the strengthening of foreign currencies against the U.S. dollar since December 31, 2016, which was partially offset by subsidiary repayments, net of borrowings, of $41 million during the period.

Partnership capital decreased by $178 million to $6,320 million at March 31, 2017. The decrease is due to distributions paid to our unitholders of $188 million, partially offset by comprehensive income attributable to the partnership of $4 million and $6 million of units issued as part of our dividend reinvestment plan.

Q1 2017 INTERIM REPORT 31

Summary of Quarterly Results

Quarterly results for the eight most recent quarters are as follows:

US$ MILLIONS, EXCEPT PER UNIT AMOUNTS	2017	2016				2015
Three-month period ended	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Revenues	$656	$677	$522	$462	$454	$455	$468	$466
Direct operating costs	(343)	(396)	(267)	(198)	(202)	(199)	(199)	(197)
Earnings from investment in associates	23	106	32	106	4	14	18	20
Expenses
Interest	(94)	(98)	(98)	(101)	(95)	(94)	(90)	(93)
Corporate costs	(51)	(44)	(45)	(40)	(37)	(35)	(30)	(35)
Valuation items
Fair value changes and other	(13)	76	70	39	63	(54)	124	(31)
Depreciation and amortization	(120)	(113)	(126)	(108)	(100)	(82)	(97)	(101)
Income tax (expense) recovery	(12)	(30)	15	(1)	1	29	(11)	(3)

Net income	46	178	103	159	88	34	183	26

Net income attributable to others	54	79	63	63	47	28	108	25
Net (loss) income attributable to limited partners	(8)	99	40	96	41	6	75	1

Per limited partnership unit	$(0.03)	$0.41	$0.16	$0.39	$0.17	$0.03	$0.31	$0.01

A significant driver of our results continues to be organic growth driven by inflation, volume growth, reinvested capital, and new investments, which add to the ongoing earnings profile of our current businesses. On a constant currency basis, these items contributed to consistent increases in our revenues, operating and interest costs, as well as depreciation expense. In addition to the aforementioned items, net income is impacted by fair value adjustments and other income and expenses.

We do not consider the effects of seasonality to be significant to the business overall. This is primarily due to the diversification of our business from a geographic and a segment perspective.

SEGMENTED DISCLOSURES

In this section, we review the results of our principal operating segments: utilities, transport, energy and communications infrastructure. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods, whereby our partnership either controls or exercises significant influence or joint control over its investments. See “Discussion of Segment Reconciling Items” on page 54 for a reconciliation of segment results to our partnership’s statement of operating results in accordance with IFRS.

Utilities Operations

Our utilities segment is comprised of regulated utilities businesses, including regulated distribution (electricity and natural gas connections), electricity transmission and a regulated terminal (coal export terminal). These businesses earn a return on a regulated or notionally stipulated asset base, which we refer to as rate base, or from revenues in accordance with long-term concession agreements. Our rate base increases with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator or contracts for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Concession agreements are typically for 30-year periods with inflation protected revenue streams with no material volume risk. Our diversified portfolio of assets allow us to mitigate exposure to any single regulatory regime. In addition, due to the franchise frameworks and economies of scale of our businesses, we often have significant competitive advantages in competing for projects to expand our rate base and earn incremental revenues. Accordingly, we expect this segment to produce stable revenue and margins overtime that should increase with investment of additional capital and inflation. Nearly all of our utility segment’s Adjusted EBITDA is supported by regulated or contractual revenues.

Our objectives for our utilities segment are to invest capital in the expansion of our rate base and in accordance with our concession agreements, as well as to provide safe and reliable service for our customers on a cost efficient basis. If we do so, we will be in a position to earn an appropriate return on our rate base and concession agreements. Our performance can be measured by the growth in our rate base, the return on our rate base, and the growth in our adjusted funds from operations (“AFFO”).

32    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Our utilities segment is comprised of the following:

Regulated Distribution

•	Approximately 2.8 million connections, predominantly electricity and natural gas, and approximately 500,000 installed smart meters

Electricity Transmission

•	Approximately 11,200 kilometres of operating transmission lines in North and South America with an additional 4,200 kilometres of greenfield electricity transmission under development in South America

Regulated Terminal

•	One of the world’s largest metallurgical coal export terminals, with 85 million tons per annum (“mtpa”) of capacity

On April 4, 2017, Brookfield Infrastructure acquired an effective 28% interest in a South American Natural Gas Transmission Utility business, alongside institutional partners and a Brookfield-sponsored infrastructure fund. Brookfield Infrastructure has the right to direct the relevant activities of the entity through a voting agreement with an affiliate of Brookfield, and therefore Brookfield Infrastructure has the ability to control the entity. Accordingly, Brookfield Infrastructure will consolidate the entity effective April 4, 2017.

Results of Operations

The following table presents our proportionate share of the key metrics of our utility segments:

	For the three-month period ended March 31
US$ MILLIONS	2017	2016
Funds from operations (FFO)	$100	$100
Maintenance capital expenditures	(3)	(3)
Adjusted funds from operations (AFFO)	$97	$97
Return on rate base(1),(2)	10%	11%

1.	Return on rate base is Adjusted EBITDA divided by time weighted average rate base.
2.	Return on rate base excludes impact of connections revenues at our U.K. regulated distribution operation.

For the three months ended March 31, 2017, our utilities segment generated FFO of $100 million, which was consistent with the prior year. The current period results benefitted from strong connection activity at our U.K. regulated distribution business, inflation-indexation and capital commissioned into the rate base. These increases were offset by a lower regulated return following the rate reset at our regulated terminal in July 2016, the impact of selling our Ontario electricity transmission business and the impact of foreign exchange.

The following table presents our utilities segment’s proportionate share of financial results:

	For the three-month period ended March 31
US$ MILLIONS	2017	2016
Revenue	$176	$165
Costs attributable to revenues	(48)	(31)

Adjusted EBITDA	128	134
Interest expense	(29)	(35)
Other income	1	1

Funds from operations (FFO)	100	100
Depreciation and amortization	(32)	(38)
Deferred taxes and other items	(22)	(19)

Net income	$46	$43

Q1 2017 INTERIM REPORT    33

The following table presents our proportionate Adjusted EBITDA and FFO for the businesses in this operating segment:

	Adjusted EBITDA		FFO
	For the three-month period ended March 31		For the three-month period ended March 31
US$ MILLIONS	2017	2016	2017	2016
Regulated Distribution	$71	$63	$60	$52
Electricity Transmission	30	33	22	26
Regulated Terminal	27	38	18	22

Total	$128	$134	$100	$100

	For the three-month period ended March 31
US$ MILLIONS	2017	2016
Rate base, start of period	$3,788	$4,018
Capital expenditures commissioned	54	54
Inflation and other indexation	16	23
Regulatory depreciation	(12)	(12)
Foreign exchange and other	103	(48)

Rate base, end of period	$3,949	$4,035

The following table presents the roll-forward of our proportionate share of capital backlog and capital to be commissioned:

	For the three-month period ended March 31
US$ MILLIONS	2017	2016
Capital backlog, start of period	$761	$452
Additional capital project mandates	140	333
Less: capital expenditures	(83)	(127)
Foreign exchange and other	44	(13)

Capital backlog, end of period	862	645
Construction work in progress	213	131

Total capital to be commissioned	$1,075	$776

For the three months ended March 31, 2017, our regulated distribution operations generated Adjusted EBITDA of $71 million and FFO of $60 million compared to $63 million and $52 million, respectively, in the 2016 period. Adjusted EBITDA and FFO increased as a result of the strong performance at our U.K. regulated distribution business driven by an increased rate base, higher connections income, the benefits of inflation-indexation and contributions from smart meters acquired over the last 12 months.

For the three months ended March 31, 2017, our electricity transmission operations generated Adjusted EBITDA of $30 million and FFO of $22 million compared to $33 million and $26 million, respectively, in the prior year. Adjusted EBITDA and FFO decreased as the contributions from inflation-indexation and additions to our rate base were more than offset by the impact of a sale of a transmission business in Ontario.

For the three months ended March 31, 2017, our regulated terminal reported Adjusted EBITDA of $27 million and FFO of $18 million compared to $38 million and $22 million, respectively, in the same period of 2016. Adjusted EBITDA and FFO decreased from the prior year as the benefits of inflation-indexation and a higher rate base were more than offset by the impact of the regulatory rate reset effective July 1, 2016 and the impact of foreign exchange.

Depreciation and amortization expenses decreased to $32 million for the three months ended March 31, 2017, from $38 million for the same period in 2016. The decrease of $6 million from 2016 is primarily due to the impact of foreign exchange which was partially offset by incremental depreciation associated with additions to our regulated asset base and higher asset values from our annual revaluation process.

34    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Deferred taxes and other items for the three months ended March 31, 2017 were a loss of $22 million compared to a loss of $19 million for the same period in 2016. The variance is due to higher mark-to-market losses on hedging items at our U.K. regulated distribution and Australian regulated terminal operations in the current period.

Subsequent to March 31, 2017, our U.K. regulated distribution business was awarded the right to acquire up to 850,000 smart meters from two energy retailers.

Transport

Our transport segment is comprised of open access systems that provide transportation, storage and handling services for freight, bulk commodities and passengers, for which we are paid an access fee. Profitability is based on the volume and price achieved for the provision of these services. This operating segment is comprised of businesses with price ceilings as a result of regulation, such as our rail and toll road operations, as well as unregulated businesses, such as our ports. Transport businesses typically have high barriers to entry and, in many instances, have very few substitutes in their local markets. While these businesses have greater sensitivity to market prices and volume than our utilities segment, revenues are generally stable and, in many cases, are supported by contracts or customer relationships. The diversification within our transport segment mitigates the impact of fluctuations in demand from any particular sector, commodity or customer. Approximately 80% of our transport segment’s Adjusted EBITDA is supported by contractual revenues.

Our objectives for our transport segment are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services and earn an attractive return on the capital deployed. Our performance can be measured by our revenue growth and our Adjusted EBITDA margin.

Our transport segment is comprised of the following:

Rail

•	Sole provider of rail network in south of Western Australia with approximately 5,500 kilometres of track and operator of approximately 4,800 kilometres of rail in South America

Toll Roads

•	Approximately 3,600 kilometres of motorways in Brazil, Chile, Peru and India

Ports

•	36 terminals in North America, U.K., Australia and across Europe

Results of Operations

The following table presents our proportionate share of the key metrics of our transport segment:

	For the three-month period ended March 31
US$ MILLIONS	2017	2016
Growth capital expenditures	$87	$55
Adjusted EBITDA margin(1)	44%	49%
Funds from operations (FFO)	123	94
Maintenance capital expenditures	(32)	(15)

Adjusted funds from operations (AFFO)	$91	$79

1.	Adjusted EBITDA margin is calculated net of construction revenues and costs of $3 million which are incurred at our Peruvian toll road operation during the construction of our toll roads.

Q1 2017 INTERIM REPORT    35

For the three months ended March 31, 2017, our transport segment generated FFO of $123 million compared to $94 million for the same period in the prior year. FFO benefitted from higher volumes at a number of our operations, inflationary tariff increases at our rail and toll road businesses, the expansion of our toll road operations and the contribution from our Australian ports business acquired in the third quarter of 2016, partially offset by the impact of foreign exchange.

The following table presents our transport segment’s proportionate share of financial results:

	For the three-month period ended March 31
US$ MILLIONS	2017	2016
Revenues	$375	$269
Cost attributed to revenues	(210)	(137)

Adjusted EBITDA	165	132
Interest expense	(39)	(34)
Other expenses	(3)	(4)

Funds from operations (FFO)	123	94
Depreciation and amortization	(76)	(54)
Deferred taxes and other items	(16)	(11)

Net income	$31	$29

The following table presents proportionate Adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA		FFO
	For the three-month period ended March 31		For the three-month period ended March 31
US$ MILLIONS	2017	2016	2017	2016
Rail	$64	$70	$48	$54
Toll Roads	79	44	55	27
Ports	22	18	20	13

Total	$165	$132	$123	$94

The following table presents the roll-forward of our proportionate share of capital backlog and capital to be commissioned:

	For the three-month period ended March 31
US$ MILLIONS	2017	2016
Capital backlog, start of period	$721	$467
Additional capital project mandates	14	76
Less: capital expenditures	(87)	(55)
Foreign exchange and other	8	26

Capital backlog, end of period	656	514
Construction work in progress	303	154

Total capital to be commissioned	$959	$668

For the three months ended March 31, 2017, our rail business generated Adjusted EBITDA of $64 million and FFO of $48 million compared to $70 million and $54 million, respectively, in the prior year. Adjusted EBITDA and FFO decreased as the benefits from increased tariffs in South America and cost saving initiatives in Australia were more than offset by higher financing costs due to increased borrowings and foreign exchange.

For the year three months ended March 31, 2017, our toll roads contributed Adjusted EBITDA of $79 million and FFO of $55 million compared to $44 million and $27 million, respectively, in the 2016 period. The current period Adjusted EBITDA and FFO benefitted from a 12% increase in average tariffs, the contributions from an increased ownership in our Brazilian toll road business and our newly acquired portfolios in Peru and India, the benefit of stronger traffic flows at our South American toll roads and the appreciation of LatAm currencies.

36    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

For the three months ended March 31, 2017, our port operations reported Adjusted EBITDA of $22 million and FFO of $20 million compared to $18 million and $13 million, respectively, in the first quarter of 2016. Adjusted EBITDA and FFO increased versus the prior year due to contributions from new contracts signed at our U.K. port terminal and our Australian ports business acquired in August 2016, partially offset by the impact of foreign exchange.

Depreciation and amortization increased to $76 million for the three months ended March 31, 2017, from $54 million in the comparative period. The increase in depreciation expense arose from acquisitions completed over the past 12 months, incremental depreciation associated with expansionary capital expenditure programs and our annual revaluation process and the impact of foreign exchange.

Deferred taxes and other items for the three months ended March 31, 2017 were a loss of $16 million compared to a loss of $11 million for the same period in 2016. The variance is predominantly attributable to the increased ownership of our Brazilian toll road operations.

Subsequent to quarter-end, our Brazilian toll roads business was awarded a 30-year concession by the government, to operate and expand a 720 km road in the state of São Paulo. Brookfield Infrastructure will invest up to $215 million (our share) by way of an upfront payment and we expect to further deploy up to $90 million (our share) of capital over the next several years to expand and upgrade the road.

Energy

Our energy segment is comprised of systems that provide transportation, storage and distribution services. Profitability is based on the volume and price achieved for the provision of these services. This operating segment is comprised of businesses that are subject to regulation, such as our natural gas transmission business whose services are subject to price ceilings, and businesses that are essentially unregulated like our district energy business. Energy businesses typically have high barriers to entry as a result of significant fixed costs combined with economies of scale or unique positions in their local markets. Our energy segment is expected to benefit from forecasted increases in demand for energy. Although these businesses have greater sensitivity to market prices and volume than our utilities segment, revenues are typically contracted with varying durations and are relatively stable.

Our objectives for our energy segment are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services and earn an attractive return on the capital deployed. Our performance can be measured by our revenue growth, our Adjusted EBITDA margin and our growth in AFFO.

Our energy segment is comprised of the following:

Transmission, Distribution and Storage Operations

•	Approximately 15,000 kilometres of natural gas transmission pipelines

•	Approximately 600 billion cubic feet (“bcf”) of natural gas storage in the U.S. and Canada

District Energy Operations

•

Delivers heating and cooling to customers from centralized systems including heating plants capable of delivering 2,870,000 pounds per hour of steam heating capacity, centralized gas distribution and cogeneration for heating, cooling and energy, 261,000 tons of contracted cooling capacity, as well as servicing approximately 17,400 natural gas, water and wastewater connections in Australia

Subsequent to period end, our North American natural gas transmission business issued a call notice on the operation’s 2019 notes, which will be funded predominantly by way of an equity injection from the company’s shareholders. Brookfield Infrastructure’s share of debt paydown will be $200 million and is expected to be injected during the second quarter of 2017.

Results of Operations

The following table presents our proportionate share of the key metrics of our energy segment:

	For the three-month period ended March 31
US$ MILLIONS	2017	2016
Growth capital expenditures	$22	$14
Adjusted EBITDA margin(1)	61%	57%
Funds from operations (FFO)	62	40
Maintenance capital expenditures	(7)	(5)

Adjusted funds from operations (AFFO)	$55	$35

1.	Adjusted EBITDA margin is Adjusted EBITDA divided by revenues.

Q1 2017 INTERIM REPORT    37

For the three months ended March 31, 2017, our energy segment generated FFO of $62 million compared to $40 million for the same period in the prior year due to reduced leverage levels, higher transportation volumes and newly secured contracts at our North American natural gas transmission business and the recent expansion of our North American gas storage operation, the benefits of which were partially offset by the impact of the sale of the Channel Islands gas distribution business in the second quarter of 2016.

The following table presents our energy segment’s proportionate share of financial results:

	For the three-month period ended March 31
US$ MILLIONS	2017	2016
Revenues	$142	$126
Cost attributed to revenues	(56)	(54)

Adjusted EBITDA	86	72
Interest expense	(27)	(33)
Other expenses	3	1

Funds from operations (FFO)	62	40
Depreciation and amortization	(33)	(29)
Deferred taxes and other items	(12)	(1)

Net income	$17	$10

The following table presents proportionate Adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA		FFO
	For the three-month period ended March 31		For the three-month period ended March 31
US$ MILLIONS	2017	2016	2017	2016
Energy Transmission, Distribution & Storage	$74	$60	$52	$30
District Energy	12	12	10	10

Total	$86	$72	$62	$40

The following table presents the roll-forward of our proportionate share of capital backlog and capital to be commissioned:

	For the three-month period ended March 31
US$ MILLIONS	2017	2016
Capital backlog, start of period	$147	$181
Additional capital project mandates	20	16
Less: capital expenditures	(22)	(14)
Foreign exchange and other	—	3

Capital backlog, end of period	145	186
Construction work in progress	55	39

Total capital to be commissioned	$200	$225

For the three months ended March 31, 2017, our energy transmission, distribution and storage operations generated Adjusted EBITDA of $74 million and FFO of $52 million compared to $60 million and $30 million, respectively, during the same period of 2016. Adjusted EBITDA and FFO increased versus prior year as a result of lower interest expense following our deleveraging activities and higher transportation volumes predominately attributable to newly secured contracts at our North American natural gas transmission operation and the contribution from our newly acquired North American gas storage business in the third quarter of 2016.

For the three months ended March 31, 2017, our district energy business generated Adjusted EBITDA of $12 million and FFO of $10 million, which was consistent with the comparative period. The contributions from an additional 1,600 residential connections and from a tuck-in acquisition completed in Houston during the second half of 2016 were offset by the impact of foreign exchange.

Depreciation and amortization increased to $33 million for the three months ended March 31, 2017, from $29 million in the comparative period. The increase is primarily due to additional depreciation as a result of recent acquisitions completed over the past 12 months.

38    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Deferred taxes and other items for the three months ended March 31, 2017 were a loss of $12 million compared to a loss of $1 million for the same period in 2016. The variance is attributable to higher taxable income at our North American natural gas transmission operation and taxes associated with the expansion of our gas storage operations.

As of March 31, 2017, total capital to be commissioned is $200 million compared to $225 million as of March 31, 2016. We completed the Chicago market expansion project at our North American natural gas transmission business during the fourth quarter of 2016 and are seeing increasing demand for gas transportation from the north end of our system to markets in the south. Our first expansion to the south is scheduled to be in service during the fourth quarter of 2018 and is the first of several expansions of this nature that could materialize over the next five years. Across our businesses, we expect enhancements to our systems over the next two to three years that will expand capacity to support additional volumes, leading to cash flow growth over the long term. Capital to be commissioned includes $115 million within our energy transmission, distribution and storage operations and $85 million in our district energy business.

Communications Infrastructure

Our communications infrastructure segment provides essential services and critical infrastructure to the media broadcasting and telecom sectors. These services and access to infrastructure are contracted on a long-term basis with tariff escalation mechanisms. Our telecommunications customers pay upfront and recurring fees to lease space on our towers to host their equipment. Our broadcasting customers pay us fees for transmitting television and radio content to end users.

The key objective for this segment is to capture benefit from increased demand for densification from mobile network operators and to acquire towers and other infrastructure that are non-core to such operators. Our performance can be measured by the growth in our Adjusted EBITDA.

The segment is comprised of approximately 7,000 multi-purpose towers and active rooftop sites and 5,000 kilometres of fibre backbone located in France.

These operations generate stable, inflation-linked cash flows underpinned by long-term contracts (typically 10 years in telecommunications and five years in broadcasting) with large, prominent customers in France.

In addition to the operations above, on December 21, 2016, we signed an agreement to acquire an interest in a telecommunications tower business in India. The telecommunications tower business has a pan-India presence across all 22 telecom circles including metro and rural areas, with expected revenues which are 70% contracted under long-term “take-or-pay” agreements. Our expected investment is 29% of the total transaction, through a Brookfield-sponsored infrastructure fund. This expected investment represents approximately $200 million of the approximately $600 million total consideration payable on closing. Completion of this transaction is subject to certain closing conditions and regulatory approvals.

Results of Operations

The following table presents our proportionate share of the key metrics of our communications infrastructure segment:

	For the three-month period ended March 31
US$ MILLIONS	2017	2016
Growth capital expenditures	$9	$5
Adjusted EBITDA margin(1)	56%	49%
Funds from operations (FFO)	19	19
Maintenance capital expenditures	(3)	(2)

Adjusted funds from operations (AFFO)	$16	$17

1.	Adjusted EBITDA margin is Adjusted EBITDA divided by revenues.

Q1 2017 INTERIM REPORT    39

The following table presents our communications infrastructure segment’s proportionate share of financial results:

	For the three-month period ended March 31
US$ MILLIONS	2017	2016
Revenues	$39	$43
Cost attributed to revenues	(17)	(22)

Adjusted EBITDA	22	21
Interest expense	(3)	(2)
Other expenses	—	—

Funds from operations (FFO)	19	19
Depreciation and amortization	(17)	(19)
Deferred taxes and other items	1	2

Net income	$3	$2

For the three months ended March 31, 2017, our communications infrastructure segment generated Adjusted EBITDA and FFO of $22 million and $19 million, respectively, versus $21 million and $19 million, respectively, in the comparative period. Adjusted EBITDA and FFO were relatively consistent with the prior year as the benefit of a tuck-in acquisition completed in the fourth quarter of 2016 was offset by the impact of higher interest costs associated with the long-term capital structure put in place during the second quarter of 2016 and foreign exchange.

Depreciation and amortization decreased to $17 million for the three months ended March 31, 2017, from $19 million for the same period in 2016 as a result of the impact of foreign exchange.

Deferred taxes and other items for the three months ended March 31, 2017 were a gain of $1 million, relatively consistent with a gain of $2 million for the same period in 2016.

Corporate and other

The following table presents the components of Corporate and Other, on a proportionate basis for the three months ended:

	For the three-month period ended March 31
US$ MILLIONS	2017	2016
General and administrative costs	$(3)	$(2)
Base management fee	(48)	(35)

Adjusted EBITDA	(51)	(37)
Other income	20	29
Financing costs	(12)	(11)

Funds from operations (FFO)	(43)	(19)
Deferred taxes and other items	(38)	13

Net loss	$(81)	$(6)

General and administrative costs for the three months ended March 31, 2017 were $3 million, relatively consistent with the costs of $2 million for the same period in 2016.

Pursuant to our Master Services Agreement, we pay Brookfield an annual base management fee equal to 1.25% of our market value plus net recourse debt net of cash. The base management fee increased from prior year due to a higher market capitalization from capital raised in the last 12 months to finance acquisitions and an increase in unit price.

Other income includes interest and distribution income as well as realized gains or losses earned on corporate financial assets. The decrease during the three months ended March 31, 2017 versus the comparative period is attributable to a dividend received on our previously held toe-hold interest in Asciano Limited in the prior year.

Corporate financing costs include interest expense and standby fees on our committed credit facility and corporate medium-term notes, less interest earned on cash balances. Financing costs increased period-over-period due to increased borrowings used to finance new investments.

40    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Deferred taxes and other items for the three months ended March 31, 2017 were a loss of $38 million compared to a gain of $13 million in 2016. The variance is due to the impact of foreign exchange on our hedging program and a break-fee recognized on our Asciano transaction in 2016.

SELECTED STATEMENTS OF OPERATING RESULTS AND FINANCIAL POSITION INFORMATION

To measure performance, we focus on net income, an IFRS measure, as well as certain non-IFRS measures, including, but not limited to, FFO, AFFO, Adjusted EBITDA and Adjusted Earnings, along with other measures. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. We define AFFO as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures). We define Adjusted EBITDA as net income excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. We define Adjusted Earnings as net income attributable to our partnership, excluding the impact of depreciation and amortization expense from revaluing property, plant and equipment and the effects of purchase price accounting, mark-to-market on hedging items and disposition gains or losses.

Along with net income and other IFRS measures, FFO and Adjusted EBITDA are key measures of our financial performance that we use to assess the operating results and performance of our operations on a segmented basis. AFFO is also a measure of operating performance, and represents the ability of our businesses to generate sustainable earnings. Adjusted Earnings is another measure of operating performance used to assess the ability of our businesses to generate recurring earnings, which allows users to better understand and evaluate financial performance of our partnership.

Since they are not calculated in accordance with, and do not have any standardized meanings prescribed by IFRS, FFO, AFFO, Adjusted EBITDA and Adjusted Earnings are unlikely to be comparable to similar measures presented by other issuers and have limitations as analytical tools. Specifically, our definition of FFO may differ from the definition used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS.

For further details regarding our use of FFO, AFFO, Adjusted EBITDA and Adjusted Earnings, as well as a reconciliation of net income to these measures, see the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.

Q1 2017 INTERIM REPORT    41

US$ MILLIONS, EXCEPT PER UNIT INFORMATION	For the three-month period ended March 31
Key Metrics	2017	2016
Net income(1)	$16	$78
Net (loss) income per limited partnership unit(2)	(0.03)	0.17
Funds from operations (FFO)(3)	261	234
Per unit FFO(4)	0.71	0.68
Adjusted funds from operations (AFFO)(5)	216	209
Adjusted EBITDA(6)	350	322
Adjusted earnings(7)	140	164
Adjusted earnings per unit(4)	0.30	0.42
Distributions per unit	0.435	0.38
Payout ratio(8)	74%	65%

1.	Net income attributable to limited partners, non-controlling interest attributable to redeemable partnership units and the general partner.
2.	Average number of limited partnership units outstanding on a time weighted average basis for the three month period was 259.5 million (2016: 243.2 million).
3.

FFO is defined as net income excluding the impact of depreciation and amortization deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from net income to FFO.

4.	Average units outstanding during the three month period of 369.5 million (2016: 345.1 million).
5.	AFFO is defined as FFO less maintenance capital expenditures. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from net income to AFFO.
6.

Adjusted EBITDA is defined as net income excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from net income to Adjusted EBITDA.

7.

Adjusted Earnings is defined as net income attributable to our partnership, excluding the impact of depreciation and amortization expense from revaluing property, plant and equipment and the effects of purchase price accounting, mark-to-market on hedging items and disposition gains or losses. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from net income to Adjusted Earnings.

8.	Payout ratio is defined as distributions paid (inclusive of GP incentive and preferred unit distributions) divided by FFO.

For the three months ended March 31, 2017, our FFO totaled $261 million ($0.71 per unit) compared to FFO of $234 million ($0.68 per unit) for the same quarter in 2016. FFO increased by 12% compared to 2016 reflecting strong organic growth and contributions from new investments partially offset by the impact of foreign exchange and higher management fees. The distributions paid during the three months ended March 31, 2017 of $0.435 per unit represent a 14% increase from the same period in 2016. Per unit FFO increase of 4% reflects the impact of issuing units ahead of the acquisition of our Brazilian gas transmission business.

The following tables present selected statement of operating results and financial position information by operating segment on a proportionate basis:

US$ MILLIONS	For the three-month period ended March 31
Statements of Operating Results	2017	2016
Net income (loss) by segment
Utilities	$46	$43
Transport	31	29
Energy	17	10
Communications Infrastructure	3	2
Corporate and other	(81)	(6)

Net income	$16	$78

Adjusted EBITDA by segment
Utilities	$128	$134
Transport	165	132
Energy	86	72
Communications Infrastructure	22	21
Corporate and other	(51)	(37)

Adjusted EBITDA	$350	$322

FFO by segment
Utilities	$100	$100
Transport	123	94
Energy	62	40
Communications Infrastructure	19	19
Corporate and other	(43)	(19)

FFO	$261	$234

42    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

US$ MILLIONS	As of
Statements of Financial Position	March 31, 2017	December 31, 2016
Total assets by segment
Utilities	$4,715	$4,605
Transport	6,378	6,160
Energy	3,010	3,032
Communications Infrastructure	939	933
Corporate and other	(809)	(510)

Total assets	$14,233	$14,220

Net debt by segment
Utilities	$2,888	$2,798
Transport	2,717	2,611
Energy	1,418	1,468
Communications Infrastructure	395	392
Corporate and other	495	453

Net debt	$7,913	$7,722

Partnership capital by segment
Utilities	$1,827	$1,807
Transport	3,661	3,549
Energy	1,592	1,564
Communications Infrastructure	544	541
Corporate and other	(1,304)	(963)

Partnership capital	$6,320	$6,498

CAPITAL RESOURCES AND LIQUIDITY

The nature of our asset base and the quality of our associated cash flows enable us to maintain a stable and low cost capital structure. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain a relatively high distribution of our FFO to unitholders. Our principal sources of liquidity are cash flows from our operations, undrawn credit facilities and access to public and private capital markets. We also structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, if necessary. Certain subsidiaries may be subject to limitations on their ability to declare and pay dividends to our partnership. Any limitations existing at March 31, 2017 and December 31, 2016 were insignificant and would not adversely impact our ability to meet cash obligations.

Our group-wide liquidity at March 31, 2017 was $4,116 million and was comprised of the following:

	As of
US$ MILLIONS	March 31, 2017	December 31, 2016
Corporate cash and cash equivalents	$1,198	$549
Committed corporate credit facility	1,975	1,975
Subordinate corporate credit facility	500	500
Draws under corporate credit facility	(455)	—
Commitments under corporate credit facility	(44)	(46)
Proportionate cash retained in businesses	294	283
Proportionate availability under subsidiary credit facilities	648	634

Group-wide liquidity	$4,116	$3,895

At March 31, 2017, we believe that the sources of group-wide liquidity are sufficient for Brookfield Infrastructure’s present requirements. We finished the quarter with group-wide liquidity of $4.2 billion, up from $3.9 billion at December 31, 2016 primarily as a result of capital raised during the year offset by funds deployed for acquisitions and growth capital expenditures. Subsequent to period end, we completed the issuance of $305 million in medium-term notes in advance of the acquisition of NTS which was completed on April 4, 2107. Following the deployment of $1.3 billion related to NTS, corporate liquidity totaled $2.2 billion.

Q1 2017 INTERIM REPORT    43

We finance our assets principally at the operating company level with debt that generally has long-term maturities, few restrictive covenants and no recourse to either Brookfield Infrastructure or our other operations. On a proportionate basis as of March 31, 2017, scheduled principal repayments over the next five years are as follows:

US$ MILLIONS	Average Term (years)	2017	2018	2019	2020	2021	Beyond	Total
Recourse borrowings
Corporate borrowings	4	$299	$94	$—	$282	$455	$563	$1,693

Total recourse borrowings	4	299	94	—	282	455	563	1,693

Non-recourse borrowings(1)
Utilities
Regulated Distribution	11	—	—	—	41	—	1,114	1,155
Electricity Transmission	12	36	4	5	9	4	686	744
Regulated Terminal	5	—	—	64	161	313	505	1,043

	9	36	4	69	211	317	2,305	2,942
Transport
Rail	7	10	14	24	119	119	815	1,101
Toll Roads	9	165	148	119	83	89	692	1,296
Ports	5	56	22	98	176	61	66	479

	8	231	184	241	378	269	1,573	2,876
Energy
Energy Transmission, Distribution & Storage	5	630	59	361	—	—	229	1,279
District Energy	11	38	2	2	2	3	154	201

	6	668	61	363	2	3	383	1,480
Communications Infrastructure
Telecommunications Infrastructure	6	—	37	—	62	—	315	414

	6	—	37	—	62	—	315	414
Total non-recourse borrowings(1)	8	935	286	673	653	589	4,576	7,712

Total borrowings(2)	7	1,234	380	673	935	1,044	5,139	9,405

Cash retained in businesses
Utilities								$54
Transport								159
Energy								62
Communications Infrastructure								19
Corporate								1,198

Total cash retained								$1,492

Net debt
Utilities								$2,888
Transport								2,717
Energy								1,418
Communications Infrastructure								395
Corporate								495

								$7,913
Total net debt		13%	4%	7%	10%	11%	55%	100%

1.	Represents non-recourse debt to Brookfield Infrastructure as the holders have recourse only to the underlying operations.
2.

As of March 31, 2017, approximately 20% has been issued as floating rate debt. Brookfield Infrastructure and its subsidiaries have entered into interest rate swaps whereby the floating rate debt has been converted to fixed rate debt, effectively reducing floating rate debt maturities to approximately 16% of our total borrowings. Excluding working capital and capital expenditure facilities, floating rate debt maturities approximate 14% of our total borrowings, inclusive of the impact of interest rate swaps.

Our debt has an average term of seven years. On a proportionate basis, our net debt-to-capitalization ratio as of March 31, 2017 was 56%. The weighted average cash interest rate is 5.0% for the overall business (2016: 5.5%), in which our utilities, transport, energy, communications infrastructure and corporate segments were 4.0%, 7.1%, 7.1%, 2.6% and 3.2%, respectively (2016: 5.2%, 6.9%, 7.2%, 2.6% and 2.9%, respectively).

44    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Proportionate debt can be reconciled to consolidated debt as follows:

	As of
US$ MILLIONS	March 31, 2017	December 31, 2016
Consolidated debt	$9,116	$8,236
Add: proportionate share of debt of investments in associates:
Utilities	744	727
Transport	1,100	1,083
Energy	1,129	1,146
Communications Infrastructure	414	410
Less: borrowings attributable to non-controlling interest	(2,655)	(2,619)
Premium on debt and cross currency swaps	(443)	(429)

Proportionate debt	$9,405	$8,554

CONTRACTUAL OBLIGATIONS

The table below outlines Brookfield Infrastructure’s contractual obligations as at March 31, 2017:

	Payments due by period
US$ MILLIONS	Less than 1 year	1-2 years	2-5 years	5+ years	Total contractual cash flows
Accounts payable and other liabilities	$548	$31	$34	$129	$742
Corporate borrowing	299	94	620	680	1,693
Non-recourse borrowing	227	236	1,787	5,182	7,432
Financial liabilities	240	47	66	59	412
Interest expense:
Corporate borrowing	40	36	88	19	183
Non-recourse borrowing	363	344	867	1,403	2,977

In addition, pursuant to the Master Services Agreement, on a quarterly basis we pay a base management fee to Brookfield equal to 0.3125% (1.25% annually) of the market value of our partnership plus net recourse debt. This fee is estimated to be approximately $193 million per year based on our market capitalization and unit price.

An integral part of our partnership’s strategy is to participate with institutional investors in Brookfield-sponsored private infrastructure funds that target acquisitions that suit Brookfield Infrastructure’s profile. In the normal course of business, our partnership has made commitments to Brookfield-sponsored private infrastructure funds to participate in these target acquisitions in the future, if and when identified.

FINANCIAL INSTRUMENTS

Foreign Currency Hedging Strategy

To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies. The following key principles form the basis of our foreign currency hedging strategy:

•	We leverage any natural hedges that may exist within our operations

•	We utilize local currency debt financing to the extent possible

•	We may utilize derivative contracts to the extent that natural hedges are insufficient

Q1 2017 INTERIM REPORT    45

The following table presents our hedged position in foreign currencies as of March 31, 2017:

	Net Investment Hedges
US$ MILLIONS	USD	AUD	GBP	BRL	CLP	CAD	EUR	COP	PEN	INR
Equity Investment – US$	$1,371	$1,550	$1,039	$1,819	$94	$(508)	$728	$68	$119	$40
FX contracts – US$	3,334	(1,550)	(1,039)	—	—	(87)	(658)	—	—	—

Net unhedged – US$	$4,705	$—	$—	$1,819	$94	$(595)	$70	$68	$119	$40

% of equity investment hedged	N/A	100%	100%	—%	—%	N/A	90%	—%	—%	—%

At March 31, 2017, we had hedges in place to convert a total of 74% of our net equity investment to U.S. Dollars. For the three months ended March 31, 2017, we recorded losses in other comprehensive income of $121 million related to these contracts (2016: losses of $101 million).

CAPITAL REINVESTMENT

Our financing plan is to fund our recurring growth capital expenditures with cash flow generated by our operations, as well as debt financing that is sized to maintain our credit profile. To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling non-core assets, equity and debt financing. We will seek to raise additional equity if we believe that we can earn returns on these investments in excess of the cost of the incremental equity.

The following table highlights the sources and uses of cash for the period:

	For the three-month period ended March 31
US$ MILLIONS	2017	2016
Funds from operations (FFO)	$261	$234
Maintenance capital expenditures	(45)	(25)

Funds available for distribution (AFFO)	216	209
Distributions paid	(194)	(153)

Funds available for reinvestment	22	56

Growth capital expenditures	(201)	(201)
Debt funding of growth capex	85	122
Asset level repayments	(51)	(7)
New investments, net of disposals	(78)	(17)
Draws on corporate credit facility, net of repayments	455	151
Partnership unit issuances	6	3
Proceeds from debt issuance	228	—
Proceeds from preferred units issuance	220	—
Changes in working capital and other	(26)	125

Change in proportionate cash	660	232
Opening, proportionate cash	832	543

Closing, proportionate cash	$1,492	$775

The following table presents the components of growth capital expenditures by operating segment:

	For the three-month period ended March 31
US$ MILLIONS	2017	2016
Growth capital expenditures by segment
Utilities	$83	$127
Transport	87	55
Energy	22	14
Communications Infrastructure	9	5

	$201	$201

46    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Growth capital expenditures for the three months ended March 31, 2017 were $201 million, consistent with the same period in 2016. An increase in growth capital expenditures associated with higher connections activity and the investment in our smart meter program at our U.K. regulated distribution business, increased ownership in our South American toll road business and capital deployed at our Australian district energy business was offset by the impact of depreciation of most foreign currencies in which we operate versus the U.S. dollar relative to the prior year.

The following table presents the components of maintenance capital expenditures by operating segment:

			Actual Capex
	Quarterly Estimated Maintenance Capex		For the three-month period ended March 31
US$ MILLIONS	Low	High	2017	2016
Maintenance capital expenditures by segment
Utilities	$3	$4	$3	$3
Transport	31	34	32	15
Energy	16	19	7	5
Communications Infrastructure	1	2	3	2

	$51	$59	$45	$25

We estimate annual maintenance capital expenditures to be $10-15 million, $125-135 million, $65-75 million, and $5-10 million for our utilities, transport, energy, and communication infrastructure segments, respectively, for a total range between $205-235 million. For the three months ended March 31, 2017, our maintenance capital expenditures were below our quarterly estimated range, primarily due to seasonality of spending in our Energy segment which occur in the second and third quarters.

PARTNERSHIP CAPITAL

The total number of partnership units in the Holding LP outstanding was comprised of the following:

	As of
	March 31, 2017	December 31, 2016
Redeemable Partnership Units, held by Brookfield	108,401,992	108,401,992
Special Limited Partner Units	1,600,410	1,600,410
Managing General Partner Units	259,612,162	259,450,045

Total	369,614,564	369,452,447

An affiliate of Brookfield in its capacity as the general partner of the Holding LP is entitled to incentive distributions which are based on the amount by which quarterly distributions on the limited partnership units exceed specified target levels. To the extent distributions on limited partnership units exceed $0.203 per quarter, the incentive distribution rights entitle the general partner to 15% of incremental distributions above this threshold to $0.22 per unit.

To the extent that distributions on limited partnership units exceed $0.22 per unit, the incentive distribution rights entitled the general partner to 25% of incremental distributions above this threshold. During the three months ended March 31, 2017, an incentive distribution of $28 million was paid to the general partner (2016: $19 million).

RELATED PARTY TRANSACTIONS

In the normal course of operations, Brookfield Infrastructure entered into the transactions below with related parties. The immediate parent of Brookfield Infrastructure is our partnership. The ultimate parent of Brookfield Infrastructure is Brookfield. Other related parties of Brookfield Infrastructure represent its subsidiary and operating entities.

a) Transactions with the immediate parent

Throughout the year, the General Partner, in its capacity as our partnership’s general partner, incurs director fees, a portion of which are charged at cost to our partnership in accordance with the limited partnership agreement. Less than $1 million in director fees were incurred during the three months ended March 31, 2017 (2016: less than $1 million).

Q1 2017 INTERIM REPORT    47

b) Transactions with other related parties

Since inception, Brookfield Infrastructure has had a management agreement (the “Master Services Agreement”) with its external service providers (the “Service Provider”), wholly-owned subsidiaries of Brookfield.

Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee, referred to as the Base Management Fee, to the Service Provider equal to 0.3125% per quarter (1.25% annually) of the market value of our partnership. The Base Management Fee was $48 million for the three months ended March 31, 2017 (2016: $35 million).

For purposes of calculating the Base Management Fee, the market value of our partnership is equal to the aggregate value of all the outstanding units of our partnership (assuming full conversion of Brookfield’s Redeemable Partnership Units in the Holdings LP into units of our partnership), preferred units and securities of the other Service Recipients (as defined in Brookfield Infrastructure’s Master Services Agreement) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities.

Brookfield Infrastructure, from time to time, will place funds on deposit with Brookfield. As at March 31, 2017, Brookfield Infrastructure’s deposit balance with Brookfield was $8 million (December 31, 2016: $255 million) and earned interest of $1 million for the three months ended March 31, 2017 (2016: less than $1 million).

Brookfield Infrastructure’s North American district energy operation provides heating and cooling services and leases office space on market terms with subsidiaries of Brookfield Office Properties Inc. The North American district energy operation also utilizes consulting and engineering services provided by a wholly-owned subsidiary of Brookfield on market terms. For the three months ended March 31, 2017, revenues of $2 million were generated (2016: less than $1 million) and expenses of less than $1 million were incurred (2016: less than $1 million).

Brookfield Infrastructure utilizes a wholly owned subsidiary of Brookfield to negotiate and purchase insurance and assess the adequacy of insurance on behalf of our partnership and certain subsidiaries. During the three months ended March 31, 2017, Brookfield Infrastructure paid less than $1 million for these services (2016: less than $1 million).

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

We, on behalf of our subsidiaries, provide letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at March 31, 2017, letters of credit issued by our subsidiaries amounted to $44 million (December 31, 2016: $46 million).

In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements.

48    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES

We focus on FFO to measure operating performance, along with IFRS measures such as net income. In addition, we also assess AFFO, Adjusted EBITDA and Adjusted Earnings.

These measures are not calculated in accordance with and do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers.

FFO, AFFO, Adjusted EBITDA and Adjusted Earnings have limitations as analytical tools. Therefore FFO, AFFO, Adjusted EBITDA and Adjusted Earnings should not be considered as the sole measures of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS.

Net income attributable to our partnership is the most directly comparable IFRS measure to FFO, AFFO, Adjusted EBITDA and Adjusted Earnings. We urge you to review the IFRS financial measures within the MD&A and to not rely on any single financial measure to evaluate our partnership.

We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses.

FFO has limitations as an analytical tool:

•

FFO does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;

•	FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time; and

•	FFO does not include breakage and transaction costs or non-cash valuation gains, losses and impairment charges.

FFO is a key measure that we use to evaluate the performance of our operations and forms the basis for our partnership’s distribution policy.

When viewed along with our IFRS results, we believe that FFO provides a more complete understanding of factors and trends affecting our underlying operations. FFO allows us to evaluate our businesses on the basis of cash return on invested capital by removing the effect of non-cash and other items.

We add back depreciation and amortization to remove the implication that our assets decline in value over time since we believe that the value of most of our assets will be sustained over time, provided we make all necessary maintenance expenditures. We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back non-cash valuation gains or losses recorded in net income as they are non-cash and indicate a point-in-time approximation of value on items we consider long-term. We also add back breakage and transaction costs as they are capital in nature.

In addition, we focus on adjusted funds from operations or AFFO, which is defined as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures). While FFO provides a basis for assessing current operating performance, it does not take into consideration the cost to sustain the operating performance of our partnership’s asset base. In order to assess the long-term, sustainable operating performance of our businesses, we observe that in addition to FFO, investors use AFFO by taking into account the impact of maintenance capital expenditures.

We also focus on Adjusted EBITDA which we define as net income excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs and non-cash valuation gains or losses. Adjusted EBITDA provides a supplemental understanding of the performance of our business and enhanced comparability across periods and relative to our peers. Adjusted EBITDA excludes the impact of interest expense and current income taxes to remove the effect of the current capital structure and tax profile in assessing the operating performance of our businesses.

Q1 2017 INTERIM REPORT    49

Adjusted Earnings is a measure that can be used to evaluate the performance of our operations, defined as net income attributable to our partnership, excluding any incremental depreciation and amortization expense associated with the revaluation of our property, plant and equipment and the impact of purchase price accounting, mark-to-market on hedging items and disposition gains or losses. While we believe that maintenance capital expenditures are the best measure of the cost to preserve our revenue generating capability, we acknowledge that investors may view historical depreciation as a more relevant proxy. Adjusted Earnings also excludes mark-to-market on hedging items recorded in net income or disposition gains or losses as we believe these items are not reflective of the ongoing performance of our underlying operations.

When viewed with our IFRS results, we believe that Adjusted Earnings provides a supplemental understanding of the performance of our underlying operations and also gives users enhanced comparability of our ongoing performance relative to peers in certain jurisdictions and across periods.

The following table reconciles net income attributable to our partnership, the most directly comparable IFRS measure, to FFO and AFFO, non-IFRS financial metrics:

	For the three-month period ended March 31
US$ MILLIONS, EXCEPT PER UNIT AMOUNTS(1)	2017	2016
Net income attributable to partnership(2)	$16	$78
Add back or deduct the following:
Depreciation and amortization	158	140
Deferred income taxes	3	(2)
Mark-to-market on hedging items	46	15
Valuation losses and other	38	3

FFO	261	234
Maintenance capital expenditures	(45)	(25)

AFFO	$216	$209

1.	Please see “Reconciliation of Operating Segments” for a detailed reconciliation of Brookfield Infrastructure’s proportionate results to our partnership’s consolidated statements of operating results.
2.	Includes net income attributable to non-controlling interest—Redeemable Partnership Units held by Brookfield, general partner and limited partners.

The difference between net income attributable to partnership and FFO is due to depreciation and amortization expenses of $158 million (2016: $140 million), deferred tax expense of $3 million (2016: deferred tax recovery of $2 million), mark-to-market losses on hedging items of $46 million (2016: $15 million) and valuation losses of $38 million (2016: $3 million).

The following table reconciles net income attributable to our partnership, the most directly comparable IFRS measure, to Adjusted EBITDA, a non-IFRS measure. Adjusted EBITDA is presented based on our proportionate share of results in operations accounted for using the consolidation and the equity methods.

	For the three-month period ended March 31
US$ MILLIONS(1)	2017	2016
Net income attributable to partnership(2)	$16	$78
Add back or deduct the following:
Depreciation and amortization	158	140
Deferred income taxes	3	(2)
Mark-to-market on hedging items	46	15
Valuation losses and other	38	3
Interest expense	110	115
Other income	(21)	(27)

Adjusted EBITDA	$350	$322

1.	Please see “Reconciliation of Operating Segments” for a detailed reconciliation of Brookfield Infrastructure’s proportionate results to our partnership’s Consolidated Statements of Operating Results.
2.	Includes net income attributable to non-controlling interest—Redeemable Partnership Units held by Brookfield, general partner and limited partners.

50    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The difference between net income attributable to partnership and Adjusted EBITDA is primarily due to depreciation and amortization expenses of $158 million (2016: $140 million) and interest expense of $110 million (2016: $115 million).

The following table reconciles net income attributable to our partnership, the most directly comparable IFRS measure, to Adjusted Earnings, a non-IFRS financial metric:

	For the three-month period ended March 31
US$ MILLIONS	2017	2016
Net income attributable to partnership(1)	$16	$78
Add back or deduct the following:
Depreciation and amortization expense due to application of revaluation model and acquisition accounting	78	71
Mark-to-market on hedging items	46	15

Adjusted earnings	$140	$164

1.	Includes net income attributable to non-controlling interest—Redeemable Partnership Units held by Brookfield, general partner and limited partners.

The difference between net income attributable to partnership and Adjusted Earnings is due to depreciation and amortization expense attributable to application of the revaluation model and acquisition accounting of $78 million (2016: $71 million), mark-to-market losses on hedging items of $46 million (2016: $15 million). Adjusted earnings has decreased from the prior year as the first quarter of 2016 benefitted from a break-fee and dividend earned on our previously held toe-hold interest in Asciano limited.

Net income per limited partnership unit is the most directly comparable IFRS measure for per unit FFO and Adjusted Earnings per unit.

The following table reconciles net (loss) income per limited partnership unit, the most directly comparable IFRS measure, to FFO per unit, a non-IFRS financial metric:

	For the three-month period ended March 31
US$ MILLIONS, EXCEPT PER UNIT AMOUNTS(1)	2017	2016
Net (loss) income per limited partnership unit(2)	$(0.03)	$0.17
Add back or deduct the following:
Depreciation and amortization	0.43	0.41
Deferred income taxes	0.01	(0.01)
Mark-to-market on hedging items	0.12	0.04
Valuation losses and other	0.18	0.07

Per unit FFO(3)	$0.71	$0.68

1.	Please see “Reconciliation of Operating Segments” for a detailed reconciliation of Brookfield Infrastructure’s proportionate results to our partnership’s Consolidated Statements of Operating Results.
2.	During the three months ended March 31, 2017, on average there were 259.5 million limited partnership units outstanding (2016: 243.2 million).
3.	During the three months ended March 31, 2017, on average there were 369.5 million units outstanding (2016 : 345.1 million).

Q1 2017 INTERIM REPORT    51

The following table reconciles net (loss) income per limited partnership unit, the most directly comparable IFRS measure, to Adjusted Earnings per unit, a non-IFRS financial metric:

	For the three-month period ended March 31
US$ MILLIONS, EXCEPT PER UNIT AMOUNTS	2017	2016
Net (loss) income per limited partnership unit(1)	$(0.03)	$0.17
Add back or deduct the following:
Depreciation and amortization expense due to application of revaluation model & acquisition accounting	0.21	0.21
Mark-to-market on hedging items	0.12	0.04

Adjusted earnings per unit(2)	$0.30	$0.42

1.	During the three months ended March 31, 2017, on average there were 259.5 million limited partnership units outstanding (2016: 243.2 million).
2.	During the three months ended March 31, 2017, on average there were 369.5 million units outstanding (2016 : 345.1 million).

OTHER RELEVANT MEASURES

The following section contains information to assist users in the calculation of the enterprise value of our partnership.

Enterprise Value

We define Enterprise Value as the market value of our partnership plus preferred units and proportionate debt, net of proportionate cash.

The following table presents Enterprise Value as of March 31, 2017 and December 31, 2016:

	As of
US$ MILLIONS	March 31, 2017	December 31, 2016
Partnership units outstanding, end of period(1)	369.6	369.5
Price(2)	$38.8029	$33.4719

Market capitalization	14,342	12,368
Preferred units(3)	595	375
Proportionate net debt(4)	7,913	7,722

Enterprise value	$22,850	$20,465

1.	Includes limited partner, general partner and redeemable partnership units held by Brookfield.
2.

Market value of our partnership is calculated based on the price per unit referencing the volume weighted average of the trading price of our units on the New York Stock Exchange for the last five trading days of a period.

3.	Preferred units on Brookfield Infrastructure’s Consolidated Statements of Financial Position.
4.

Please see “Capital Resources and Liquidity” for a detailed reconciliation of Brookfield Infrastructure’s proportionate net debt to our partnership’s consolidated debt on the Consolidated Statements of Financial Position.

Reconciliation of Operating Segments

Adjusted EBITDA, FFO and AFFO are presented based on our proportionate share of results in operations accounted for using consolidation and the equity method whereby we either control or exercise significant influence over the investment respectively, in order to demonstrate the impact of key value drivers of each of these operating segments on our overall performance. As a result, segment depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses are reconciling items that will differ from results presented in accordance with IFRS as these reconciling items (1) include our proportionate share of earnings from investments in associates attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.

52    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following tables present each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account our ownership in operations accounted for using the consolidation and equity method whereby we either control or exercise significant influence over the investment, respectively. These tables reconcile our proportionate results to our partnership’s consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from our investments in associates and reflecting the portion of each line item attributable to non-controlling interests. See “Discussion of Segment Reconciling Items” on page 54 for a reconciliation of segment results to our statement of operating results in accordance with IFRS.

	Total attributable to Brookfield Infrastructure
FOR THE THREE MONTHS ENDED MARCH 31, 2017 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Other	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials
Revenues	$176	$375	$142	$39	$—	$732	$(380)	$304	$656
Costs attributed to revenues	(48)	(210)	(56)	(17)	—	(331)	191	(203)	(343)
General and administrative costs	—	—	—	—	(51)	(51)	—	—	(51)

Adjusted EBITDA	128	165	86	22	(51)	350	(189)	101
Other income (expense)	1	(3)	3	—	20	21	6	—	27
Interest expense	(29)	(39)	(27)	(3)	(12)	(110)	49	(33)	(94)

FFO	100	123	62	19	(43)	261	(134)	68
Depreciation and amortization	(32)	(76)	(33)	(17)	—	(158)	88	(50)	(120)
Deferred taxes	(6)	5	(5)	2	1	(3)	2	1	—
Mark-to-market on hedging items and other	(16)	(21)	(7)	(1)	(39)	(84)	21	11	(52)
Share of earnings from associates	—	—	—	—	—	—	23	—	23
Net income attributable to non-controlling interest and preferred unitholders	—	—	—	—	—	—	—	(30)	(30)

Net income (loss) attributable to partnership(1)	$46	$31	$17	$3	$(81)	$16	$—	$—	$16

	Total attributable to Brookfield Infrastructure
FOR THE THREE MONTHS ENDED MARCH 31, 2016 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Other	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials
Revenues	$165	$269	$126	$43	$—	$603	$(293)	$144	$454
Costs attributed to revenues	(31)	(137)	(54)	(22)	—	(244)	146	(104)	(202)
General and administrative costs	—	—	—	—	(37)	(37)	—	—	(37)

Adjusted EBITDA	134	132	72	21	(37)	322	(147)	40
Other income (expense)	1	(4)	1	—	29	27	2	2	31
Interest expense	(35)	(34)	(33)	(2)	(11)	(115)	47	(27)	(95)

FFO	100	94	40	19	(19)	234	(98)	15
Depreciation and amortization	(38)	(54)	(29)	(19)	—	(140)	75	(35)	(100)
Deferred taxes	(6)	2	3	2	1	2	(2)	5	5
Mark-to-market on hedging items and other	(13)	(13)	(4)	—	12	(18)	21	25	28
Share of earnings from associates	—	—	—	—	—	—	4	—	4
Net income attributable to non-controlling interest and preferred unitholders	—	—	—	—	—	—	—	(10)	(10)

Net income (loss) attributable to partnership(1)	$43	$29	$10	$2	$(6)	$78	$—	$—	$78

1.	Includes net income (loss) attributable to non-controlling interests—Redeemable Partnership Units held by Brookfield, general partner and limited partners.

Q1 2017 INTERIM REPORT    53

The following tables provide each segment’s assets in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account our ownership in operations using consolidation and the equity method whereby we either control or exercise significant influence over the investment respectively. These tables reconcile our proportionate assets to total assets presented on our Consolidated Statements of Financial Position by removing net liabilities contained within investments in associates and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.

	Total Attributable to Brookfield Infrastructure
AS OF MARCH 31, 2017 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Other	Brookfield Infrastructure	Contribution from investments in associates	Attributable to non-controlling interest	Working capital adjustment and other	As per IFRS financials
Total assets	$4,715	$6,378	$3,010	$939	$(809)	$14,233	$(2,913)	$6,627	$4,356	$22,303

	Total Attributable to Brookfield Infrastructure
AS OF DECEMBER 31, 2016 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Other	Brookfield Infrastructure	Contribution from investments in associates	Attributable to non-controlling interest	Working capital adjustment and other	As per IFRS financials
Total assets	$4,605	$6,160	$3,032	$933	$(510)	$14,220	$(2,996)	$6,496	$3,555	$21,275

Discussion of Segment Reconciling Items

The following tables detail and provide discussion, where applicable, of material changes between reporting periods for each operating segment, the reconciliation of contributions from investments in associates and attribution of non-controlling interest in the determination of Adjusted EBITDA, FFO and net income attributable to our partnership in order to facilitate the understanding of the nature of and changes to reconciling items.

FOR THE THREE MONTHS ENDED MARCH 31, 2017 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Other	Total
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investments in associates	$(31)	$(79)	$(56)	$(23)	$—	$(189)
Attribution to non-controlling interest	37	38	41	—	(15)	101

Adjusted EBITDA	6	(41)	(15)	(23)	(15)	(88)
Adjustments to items comprising FFO(2)
Contributions from investments in associates	10	19	22	4	—	55
Attribution to non-controlling interest	(12)	(10)	(5)	—	(6)	(33)

FFO	4	(32)	2	(19)	(21)	(66)
Adjustments to items comprising net income attributable to partnership(3)
Contributions from investment in associates	21	60	34	19	—	134
Attribution to non-controlling interest	(25)	(28)	(36)	—	21	(68)

Net income attributable to partnership	$—	$—	$—	$—	$—	$—

54    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

FOR THE THREE MONTHS ENDED MARCH 31, 2016 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Other	Total
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investment in associates	$(28)	$(49)	$(49)	$(21)	$—	$(147)
Attribution to non-controlling interest	38	18	16	—	(32)	40

Adjusted EBITDA	10	(31)	(33)	(21)	(32)	(107)
Adjustments to items comprising FFO(2)
Contributions from investments in associates	6	14	27	2	—	49
Attribution to non-controlling interest	(13)	(9)	(5)	—	2	(25)

FFO	3	(26)	(11)	(19)	(30)	(83)
Adjustments to items comprising net income attributable to partnership(3)
Contributions from investment in associates	22	35	22	19	—	98
Attribution to non-controlling interest	(25)	(9)	(11)	—	30	(15)

Net income attributable to partnership	$—	$—	$—	$—	$—	$—

1.	Revenues, costs attributed to revenues, general and administrative costs.
2.	Other income, interest expense and cash taxes.
3.	Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.

Contributions from investments in associates and joint ventures increased compared to the first quarter of 2016 due to additions to rate base and inflation-indexation at our Chilean electricity transmission system along with contributions from the increased investment in our Brazilian toll road operation and our North American natural gas transmission operation.

Attribution to non-controlling interest increased compared to the first quarter of 2016 due to acquisitions completed over the past 12 months and the impact of foreign exchange.

Critical Accounting Policies and Estimates

The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgments made by management and utilized in the normal course of preparing Brookfield Infrastructure’s consolidated financial statements are outlined below.

Financial instruments

Critical judgments associated with the partnership’s financial instruments pertain to the assessment of the effectiveness of hedging relationships. Brookfield Infrastructure performs hedge effectiveness testing on an ongoing basis with a forward-looking evaluation of whether or not the changes in the fair value or cash flows of the hedging item are expected to be highly effective in offsetting the changes in the fair value or cash flows of the hedged item over the term of the relationship, conversely our partnership performs a retrospective hedge effectiveness test evaluating whether the changes in fair value or cash flows from the hedging item has been highly effective in offsetting changes in the fair value or cash flows of the hedged item since the date of designation. Estimates and assumptions used in determining the fair value of financial instruments are equity and commodity prices; future interest rates; the credit worthiness of the company relative to its counterparties; the credit risk of the company’s counterparties relative to the company; estimated future cash flows; and discount rates.

Q1 2017 INTERIM REPORT    55

Revaluation of property, plant and equipment

Property, plant and equipment is revalued on a regular basis. The critical estimates and assumptions underlying the valuation of property, plant and equipment are set out in Note 12, Property, Plant and Equipment in our December 31, 2016 audited consolidated financial statements. Our partnership’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes as of December 31, 2016. Brookfield Infrastructure determined fair value under the income method with due consideration to significant inputs such as the discount rate, terminal value multiple and overall investment horizon.

Impairment of goodwill, intangibles with indefinite lives and investment in associates and joint ventures

Our partnership assesses the impairment of goodwill and intangible assets with indefinite lives by reviewing the value-in-use or fair value less costs of disposal of the cash-generating units to which goodwill or the intangible asset has been allocated. Brookfield Infrastructure uses the following critical assumptions and estimates: the circumstances that gave rise to the goodwill, timing and amount of future cash flows expected from the cash-generating unit; discount rates; terminal capitalization rates; terminal valuation dates; useful lives and residual values.

The impairment assessment of investments in associates and joint ventures requires estimation of the recoverable amount of the asset.

Other estimates utilized in the preparation of our partnership’s financial statements are: depreciation and amortization rates and useful lives; recoverable amount of goodwill and intangible assets; ability to utilize tax losses and other tax measurements.

Recently adopted accounting standard amendments

Brookfield Infrastructure applied, for the first time, certain amendments to Standards applicable to Brookfield Infrastructure that became effective January 1, 2017. The impact of adopting these amendments on the partnership’s accounting policies and disclosures are as follows:

IAS 7 Statement of Cash Flows (“IAS 7”)

In January 2016, the IASB issued amendments to IAS 7, effective for annual periods beginning January 1, 2017. The IASB requires that the following changes in liabilities arising from financing activities are disclosed (to the extent necessary): (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair values; and (v) other changes. Amendments to IAS 7 were applied prospectively, Brookfield Infrastructure’s 2017 annual financial statements disclosures will reflect this amendment.

Standards issued but not yet adopted

IFRS 15 Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15, Revenue from Contracts with Customers specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The Standard also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The Standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts and a number of revenue-related interpretations. IFRS 15 applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied for periods beginning on or after January 1, 2018 with early application permitted. An entity may adopt the Standard on a fully retrospective basis or on a modified retrospective basis. The partnership has a global team in place to evaluate the financial statements and the administrative impact of IFRS 15, including the method of initial adoption. The partnership has commenced the issue identification phase of the transition project and expects to commence impact assessment in the second quarter. Additionally, we continue to monitor international developments in the standard as a component of our impact evaluation.

56    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

IFRS 9 Financial Instruments (“IFRS 9”)

In July 2014, the IASB issued the final publication of the IFRS 9 standard, superseding the current IAS 39, Financial Instruments: Recognition and Measurement standard. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with an entity’s risk management activities. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018, with early adoption permitted. The partnership has a global team in place to evaluate the financial statements and the administrative impact of IFRS 9 on its consolidated financial statements.

IFRS 16 Leases (“IFRS 16”)

The International Accounting Standards Board has published a new standard, IFRS 16. The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, Leases and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied. Brookfield Infrastructure is currently evaluating the impact of IFRS 16 on its consolidated financial statements.

Amendments and Interpretations, not yet adopted

IFRIC 22 Foreign Currency Transactions (“IFRIC 22”)

In December 2016, the IASB issued IFRIC 22, effective for annual periods beginning January 1, 2018. The interpretation clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. The interpretation may be applied either retrospectively or prospectively. Brookfield Infrastructure is currently evaluating the impact of the IFRIC 22 interpretation on its consolidated financial statements, including the adoption method.

CONTROLS AND PROCEDURES

No changes were made in our internal control over financial reporting during the three months ended March 31, 2017, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Excluded from our evaluation were internal controls over financial reporting at Rutas de Lima S.A.C, for which control was acquired on June 28, 2016, Niska Gas Storage Partners L.P., for which control was acquired on July 19, 2016, and Linx Cargo Care Group Pty Ltd, for which control was acquired on August 18, 2016. The financial statements of these entities constitute, in aggregate, 15% of total assets, 18% of partnership capital, 33% of revenue and 58% of net income of the consolidated financial statements of our partnership as of and for the three months ended March 31, 2017.

Q1 2017 INTERIM REPORT    57

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of certain securities laws including Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in this report, in other filings with Canadian regulators or the SEC or in other communications. The words “tend”, “seek”, “target”, “foresee”, “believe,” “expect,” “could”, “aim to,” “intend,” “objective”, “outlook”, “endeavour”, “estimate”, “likely”, “continue”, “plan”, derivatives thereof and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “will”, “may”, “should,” which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this Management’s Discussion and Analysis include among others, statements with respect to our assets tending to appreciate in value over time, growth in our assets and operations, increases in FFO per unit and resulting capital appreciation, returns on capital and on equity, increasing demand for commodities and global movement of goods, expected capital expenditures, the impact of planned capital projects by customers of our businesses as on the performance and growth of those businesses, the extent of our corporate, general and administrative expenses, our ability to close acquisitions (including acquisitions referred to in this Management’s Discussion and Analysis and other planned transactions), our capacity to take advantage of opportunities in the marketplace, the future prospects of the assets that Brookfield Infrastructure operates or will operate, partnering with institutional investors, ability to identify, acquire and integrate new acquisition opportunities, long-term target return on our assets, sustainability of distribution levels, distribution growth and payout ratios, operating results and margins for our business and each operation, future prospects for the markets for our products, Brookfield Infrastructure’s plans for growth through internal growth and capital investments, ability to achieve stated objectives, ability to drive operating efficiencies, return on capital expectations for the business, contract prices and regulated rates for our operations, our expected future maintenance and capital expenditures, ability to deploy capital in accretive investments, impact on the business resulting from our view of future economic conditions, our ability to maintain sufficient financial liquidity, our ability to draw down funds under our bank credit facilities, our ability to secure financing through the issuance of equity or debt, expansions of existing operations, financing plan for operating companies, foreign currency management activities and other statements with respect to our beliefs, outlooks, plans, expectations and intentions. Although we believe that the partnership’s anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the partnership to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic and financial conditions in the countries in which we do business which may impact market demand, foreign currency risk, the high level of government regulation affecting our businesses, the outcome and timing of various regulatory, legal and contractual issues, global credit and financial markets, the competitive business environment in the industries in which we operate, the competitive market for acquisitions and other growth opportunities, availability of equity and debt financing, the completion of various large capital projects by customers of our businesses which themselves rely on access to capital and continued favourable commodity prices, our ability to complete large capital expansion projects on time and within budget, ability to negotiate favourable take-or-pay contractual terms, traffic volumes on our toll roads, weakening demand in the natural gas market, acts of God, weather events, or similar events outside of our control, and other risks and factors detailed from time to time in documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States, including Brookfield Infrastructure’s most recent Annual Report on Form 20-F under the heading “Risk Factors”.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Infrastructure, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

58    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.